09012238

SEC
Mail Processing
Section
AUG 14 2009
Washington, DC
121

News from USI

AMERICAN STOCK EXCHANGE
UUU

UNIVERSAL SECURITY INSTRUMENTS, INC.

MARCH 31, 2009 ANNUAL REPORT

ON

FORM 10-K

Dear Partners/Shareholders,

We are pleased to announce that, despite very challenging economic times, your Company was profitable for our fiscal year ending March 31, 2009. The struggling economy and the decline of new housing starts continued to present challenges, especially for our sales to the new home construction and electrical distribution trades. However, we have seen significant success from the strategy we implemented in fiscal 2008 to increase our market share in the retail and home center channels, thereby lessening our dependence on the new construction market.

For the 12 months ended March 31, 2009, your Company reported sales of $26,097,596 and net earnings of $4,865,357 or $1.97 per basic share ($1.96 per diluted share) compared to sales of $33,871,362 and a net loss of $5,568,914 or ($2.24) per share ($2.23 per diluted share) for the same period last year. Included in the March 31, 2009 results was a gain of $3,423,021 from discontinued operations versus a loss of $8,393,663 last year.

Although we have seen some recent indications that the new construction market is improving, it is difficult to forecast when housing starts will reach the levels we experienced a few years ago. In the meantime, we continue to pursue our strategy of increasing our market share in the retail and home center markets.

We have made a significant investment for the future of your Company. We have developed a new product line of smoke alarms and carbon monoxide alarms which will contain features that our competitors do not currently offer to further help differentiate our products from those of our competitors. We have developed a new smoke alarm sensing technology as well as a carbon monoxide sensor which will also detect methane (an explosive gas). Through the introduction of this new line of smoke alarms and carbon monoxide alarms, we anticipate further increases in our share of the retail and home center markets due to large demand from end-user customers for these new features and from retailers wanting to promote products that their competitors do not offer. We anticipate that these new features will be in demand from electrical contractors, as well.

We are also pleased to report that our previously announced program to repurchase 100,000 shares of the Company's stock has been successful. Your Board considered USI's common stock to be undervalued at its current level, and we were successful in repurchasing 99,980 shares at an average cost of $3.71 per share while book value increased to $9.95 per share versus $7.81 a year ago.

We are excited by the future growth opportunities that Universal faces and look forward to delivering continued favorable results to you, our partners. We thank you for your continued support and invite you to contact us any time. We look forward to sharing more positive news in the coming year.

Respectfully,

Harvey B. Grossblatt
President and CEO

Ron Lazarus
President, USI ELECTRIC

August 21, 2009

Statements contained in this document that are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Although UNIVERSAL SECURITY INSTRUMENTS, INC. believes that the expectations reflected in such forward-looking statements are reasonable, the forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projections.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended March 31, 2009 or
☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from to ________.

Commission file number: 001-31747

UNIVERSAL SECURITY INSTRUMENTS, INC.
(Exact name of registrant as specified in its charter)

MARYLAND (State or other jurisdiction of incorporation or organization)	52-0898545 (I.R.S. Employer Identification No.)
11407 Cronhill Drive, Suite A, Owings Mills, Maryland (Address of principal executive offices)	21117 (Zip Code)
Registrant's telephone number, including area code	(410) 363-3000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	**American Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:
None
Title of Class

Indicate by check mark if the registrant is a well-known seasoned issuer (as defined in Rule 405 of the Act). Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐ No ☒

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or other information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark if the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. Large Accelerated Filer ☐ Accelerated Filer ☐ Non-Accelerated Filer ☐ Smaller Reporting Company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of Common Stock, $.01 par value, held by non-affiliates of the registrant based on the closing sales price of the Common Stock on the New York Stock Exchange (NYSE AMEX) on September 30, 2008, was $12,419,335.

The number of shares of common stock outstanding as of June 10, 2009 was 2,387,087.

DOCUMENTS INCORPORATED BY REFERENCE

To the extent specified, Part III of this Form 10-K incorporates information by reference to the Registrant's definitive proxy statement for its 2009 Annual Meeting of Shareholders (to be filed).

UNIVERSAL SECURITY INSTRUMENTS, INC.
2009 ANNUAL REPORT ON FORM 10-K

Table of Contents

PART I

ITEM 1. BUSINESS

General

Universal Security Instruments, Inc. ("we" or "the Company") designs and markets a variety of popularly-priced safety products consisting primarily of smoke alarms, carbon monoxide alarms and related products. Most of our products require minimal installation and are designed for easy installation by the consumer without professional assistance, and are sold through retail stores. We also market products to the electrical distribution trade through our wholly-owned subsidiary, USI Electric, Inc. ("USI Electric"). The electrical distribution trade includes electrical and lighting distributors as well as manufactured housing companies. Products sold by USI Electric usually require professional installation.

In 1989 we formed a limited liability company under the laws of Hong Kong, as a joint venture with a Hong Kong-based partner to manufacture various products in the Peoples Republic of China (the "Hong Kong Joint Venture"). We currently own a 50% interest in the Hong Kong Joint Venture and are a significant customer of the Hong Kong Joint Venture (63.2% and 68.9% of its sales during fiscal 2009 and 2008 respectively), with the balance of its sales made to unrelated customers worldwide.

We import all of our products from various foreign suppliers. For the fiscal year ended March 31, 2009, approximately 97.3% of our purchases were imported from the Hong Kong Joint Venture.

Our sales for the year ended March 31, 2009 were $26,097,596 compared to $33,871,362 for the year ended March 31, 2008, a decrease of approximately 23.0%. We reported income from continuing operations of $1,442,336 in fiscal 2009 compared to income from continuing operations of $2,824,749 in fiscal 2008, a decrease of 48.9%.

The Company was incorporated in Maryland in 1969. Our principal executive office is located at 11407 Cronhill Drive, Suite A, Owings Mills, Maryland 21117, and our telephone number is 410-363-3000. Information about us may be obtained from our website www.universalsecurity.com. Copies of our Annual Report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, are available free of charge on our website as soon as they are filed with the Securities and Exchange Commission (SEC) through a link to the SEC's EDGAR reporting system. Simply select the "Investor Relations" menu item, then click on the "SEC Filings" link. The SEC's EDGAR reporting system can also be accessed directly at www.sec.gov.

Safety Products

We market a line of residential smoke alarms under the trade names "USI Electric" and "UNIVERSAL" both of which are manufactured by the Hong Kong Joint Venture.

Our line of smoke alarms consists of battery, electrical and electrical with battery backup alarms. Our products contain different types of batteries with different battery lives, and some with alarm silencers. The smoke alarms marketed to the electrical distribution trade also include hearing impaired and heat alarms with a variety of additional features. We also market outdoor floodlights under the name "Lite Aide(TM)," carbon monoxide alarms, door chimes and ventilation products.

We have been evaluating and researching new smoke and carbon monoxide detection technologies in an effort to improve reliability and response time of smoke and carbon monoxide alarms. This effort has resulted in the development of a new smoke alarm sensing technology and many new product features, and we have applied for patents on certain of these technologies and features. We have also assisted in the development of a new carbon monoxide sensor which will be capable of detecting several types of gases. We have initiated the process of obtaining independent certification of a full product line of our next generation of residential smoke and carbon monoxide alarms. We plan on completing the certification process and expect to begin shipping the next generation of products to our customers during the fiscal year ending March 31, 2010. We expect to incur additional engineering, design, and certification costs of between $500,000 and $900,000 during the fiscal year ended March 31, 2010.

Our wholly-owned subsidiary, USI Electric. Inc., focuses its sales and marketing efforts to maximize safety product sales, especially smoke alarms and carbon monoxide alarms manufactured by our Hong Kong Joint Venture. USI Electric, Inc. concentrates on marketing to the electrical distribution and retail trade.

Import Matters

We import all of our products. As an importer, we are subject to numerous tariffs which vary depending on types of products and country of origin, changes in economic and political conditions in the country of manufacture, potential trade restrictions, and currency fluctuations. We have attempted to protect ourselves from fluctuations in currency exchange rates to the extent possible by negotiating commitments in U.S. dollars.

Our inventory purchases are also subject to delays in delivery due to problems with shipping and docking facilities, as well as other problems associated with purchasing products abroad. Substantially all of our safety products, including products we purchase from our Hong Kong Joint Venture, are imported from the People's Republic of China.

Sales and Marketing; Customers

We sell our products to various customers, and our total sales market can be divided generally into two categories; sales by the Company, and sales by our USI Electric subsidiary.

The Company markets our products to retailers, including wholesale distributors, chain, discount, television retailers and home center stores, catalog and mail order companies and to other distributors ("retailers"). Our products have historically been retailed to "do-it-yourself" consumers by these retailers. We do not currently market any significant portion of our products directly to end users.

The Company's retail sales are made directly by our employees and by approximately 17 independent sales organizations which are compensated by commissions. Our agreements with these sales organizations are generally cancelable by either party upon 30 days notice. We do not believe that the loss of any one of these organizations would have a material adverse effect upon our business. Sales made directly by us are effected by our officers and full-time employees, seven of whom are also engaged in sales, management and training. Sales outside the United States are made by our officers and through exporters, and amounted to less than 7.0% of total sales in the fiscal years ended March 31, 2009 and 2008.

During fiscal 2007, we began selling home safety products to The Home Depot, Inc., a major national home improvement retailer. Total sales to Home Depot for fiscal 2009 and 2008 represented approximately 46.6% and 40.2% of our revenues, respectively.

Our USI Electric subsidiary markets our products to the electrical distribution trade (primarily electrical and lighting distributors and manufactured housing companies). USI Electric has established a national distribution system with 11 regional stocking warehouses throughout the United States which generally enables customers to receive their orders the next day without paying for overnight freight charges. USI Electric engages sales personnel from the electrical distribution trade and has engaged 27 independent sales organizations which represent approximately 230 sales representatives, some of which have warehouses where USI Electric products are maintained by our sales representatives for sale.

We also market our products through our own sales catalogs and brochures, which are mailed directly to trade customers, and our website. Our customers, in turn, may advertise our products in their own catalogs and brochures and in their ads in newspapers and other media. We also exhibit and sell our products at various trade shows, including the annual National Hardware Show.

Our backlog of orders believed to be firm as of March 31, 2009 was approximately $458,590. Our backlog as of March 31, 2008 was approximately $1,863,901. This decrease in backlog is primarily due to lower overall sales of our safety products.

Hong Kong Joint Venture

We have a 50% interest in the Hong Kong Joint Venture which has manufacturing facilities in the People's Republic of China, for the manufacturing of certain of our electronic and electrical products.

We believe that the Hong Kong Joint Venture arrangement will ensure a continuing source of supply for a majority of our safety products at competitive prices. During fiscal year 2009, 97.3% of our total inventory purchases were made from the Hong Kong Joint Venture. The products produced by the Hong Kong Joint Venture include smoke alarms and carbon monoxide alarms. Changes in economic and political conditions in China or any other adversity to the Hong Kong Joint Venture will unfavorably affect the value of our investment in the Hong Kong Joint Venture and would have a material adverse effect on the Company's ability to purchase products for distribution.

Our purchases from the Hong Kong Joint Venture represented approximately 63.2% of the Hong Kong Joint Venture's total sales during fiscal 2009 and 68.9% of total sales during fiscal 2008, with the balance of the Hong Kong Joint Venture's sales being primarily made in Europe and Australia, to unrelated customers. The Hong Kong Joint Venture's sales to unrelated customers were $13,299,688 in fiscal 2009 and $9,378,242 in fiscal 2008. Please see Note C of the Financial Statements for a comparison of annual sales and earnings of the Hong Kong Joint Venture.

Discontinued Operations

In October 2006, we formed 2113824 Ontario, Inc., an Ontario corporation, as a wholly-owned subsidiary of the Company for the purpose of acquiring a two-thirds interest in two Canadian corporations, International Conduits, Ltd. (Icon) and Intube, Inc. (Intube). Icon and Intube were based in Toronto, Canada and manufactured and distributed electrical mechanical tubing (EMT) steel conduit. Icon also sold home safety products, primarily purchased from the Company, in the Canadian market. The primary purpose of the Icon and Intube acquisition was to expand our product offerings to include EMT steel conduit, and to provide this product and service to the commercial construction market. On April 2, 2007, Icon and Intube were merged under the laws of Ontario to form one corporation.

In June 2007, Icon entered into a credit agreement with CIT Financial, Ltd. to provide a term loan and a line of credit facility. These loans were secured by all of the assets of Icon and by the corporate guarantees of the Company and our USI Electric subsidiary.

At the time of our investment in Icon, we projected that our established U.S. sales network would allow us to increase sales of EMT to U.S. customers. Despite our efforts, Icon suffered continuing losses, and we were not successful in increasing Icon's sales in the face of competition and a downturn in the housing market. On January 29, 2008, Icon received notice from CIT Financial, Ltd. (CIT Canada), Icon's principal and secured lender, that Icon was in default under the terms of the Credit Agreement dated June 22, 2007 between Icon and CIT Canada and demanding immediate payment of all of Icon's obligations to CIT Canada under the Credit Agreement. On February 11, 2008, the assets of Icon were placed under the direction of a court appointed receiver, and the operations of Icon were suspended. Accordingly, the assets and liabilities of Icon are not consolidated in the financial statements of the Company and are classified as assets held in receivership. Our consolidated financial statements and the related note disclosures reflect the operations of Icon as discontinued operations for all periods presented.

As a result of continuing losses at Icon, we undertook an evaluation of the goodwill from our acquisition of Icon during the third quarter of fiscal year 2008 to determine whether the value of the goodwill has been impaired in accordance with FAS No. 142, "*Goodwill and Other Intangible Assets*". Based on that evaluation, we determined that the value of the goodwill from our acquisition of Icon was impaired, and we recognized an impairment charge of US$1,926,696 at December 31, 2007 for the goodwill. In addition, as a result of Icon's receivership and the steps taken to liquidate Icon's assets, the non-cash assets of Icon were written down to their estimated net realizable value and a further impairment charge of US$7,087,297 was recognized as of March 31, 2008. These impairments have been recorded in discontinued operations in the consolidated statements of operations for the fiscal year ended March 31, 2008.

On September 22, 2008, Icon's obligations were settled in the receivership action by Ontario Superior Court order. As a result of the settlement of Icon's obligations, a gain of CAD$5,101,674 (US$4,910,718) was realized by Icon in the quarter ended September 30, 2008. Approximately US$3,000,000 of the gain related to extinguishment of liabilities due to unsecured creditors. The company applied guidance in FAS 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, and determined that a legal release of the liabilities had been achieved to allow recognition of the gain on extinguishment of liabilities. This gain was partially offset in consolidation by the US$1,518,375 after-tax effect loss recognized by the Company in settlement of its guarantee of Icon's secured debt and other losses attributable to the Icon discontinued operation to arrive at the gain from discontinued operations of $3,423,021 for the fiscal year ended March 31, 2009.

At March 31, 2009, the remaining asset of Icon held by the receiver consists of cash of US$202,565. The liabilities of Icon held by the receiver include a claim by a supplier and other secured amounts payable of US$202,565. Subsequent to March 31, 2009, the claim by a supplier was settled for CAD$175,000 (approximately US$140,000).

The major classes of assets and liabilities held in receivership reported as discontinued operations included in the accompanying consolidated balance sheets shown below.

Assets	March 31, 2009	March 31, 2008
Cash	$202,565	$ 823,550
Trade receivables, net	0	371,793
Inventories	0	817,022
Property, plant and equipment – net	0	831,555
Other assets	0	6,811
Assets of discontinued operations	$202,565	$2,850,731
Liabilities		
Accounts payable, trade and other	$202,565	$3,344,624
Notes payable – bank	0	4,478,826
Liabilities of discontinued operations	$202,565	$7,823,450

In the accompanying consolidated financial statements, the results of Icon for all fiscal years included have been restated and are presented as the results of discontinued operations, and certain other prior year amounts have been reclassified in order to conform with the current year's presentation.

Other Suppliers

Certain private label products not manufactured for us by the Hong Kong Joint Venture are manufactured by other foreign suppliers. We believe that our relationships with our suppliers are good. We believe that the loss of our ability to purchase products from the Hong Kong Joint Venture would have a material adverse effect on the Company. The loss of any of our other suppliers would have a short-term adverse effect on our operations, but replacement sources for these other suppliers could be developed.

Competition

In fiscal year 2009, sales of safety products accounted for substantially all of our total sales. In the sale of smoke alarms and carbon monoxide alarms, we compete in all of our markets with First Alert and Walter Kidde Portable Equipment, Inc. These companies have greater financial resources and financial strength than we have. We believe that our safety products compete favorably in the market primarily on the basis of styling, features and pricing.

The safety industry in general involves changing technology. The success of our products may depend on our ability to improve and update our products in a timely manner and to adapt to new technological advances.

Employees

As of March 31, 2009, we had 18 employees, 15 of whom are engaged in administration and sales, and the balance of whom are engaged in product development. Our employees are not unionized, and we believe that our relations with our employees are satisfactory.

ITEM 1A. RISK FACTORS

An investment in our Common Stock is subject to risks inherent to our business. The material risks and uncertainties that management believes affect the Company are described below. Additional risks and uncertainties that management is not aware of or focused on or that management currently deems immaterial may also impair the Company's business operations.

RISK FACTORS RELATING TO OUR BUSINESS GENERALLY

Our success depends to a very large degree on our relationship with and the success of our Hong Kong Joint Venture.

During fiscal year 2009, 97.3% of our total inventory purchases were made from the Hong Kong Joint Venture. The products produced by the Hong Kong Joint Venture include smoke alarms and carbon monoxide alarms, and we are currently pursuing the development of additional products to be manufactured by the Hong Kong Joint Venture. Our purchases from the Hong Kong Joint Venture represented approximately 63.2% of the Hong Kong Joint Venture's total sales during fiscal 2009, with the balance of the Hong Kong Joint Venture's sales being primarily made in Europe and Australia to unrelated customers. If the Hong Kong Joint Venture does not maintain profitability, our profitability will be adversely affected.

In addition, adverse changes in our relationship with our Hong Kong Joint Venture partners would unfavorably affect the value of our investment in the Hong Kong Joint Venture and could have a material adverse effect on our ability to purchase products for distribution.

Our reliance on the Hong Kong Joint Venture exposes us to uncertainties and risks from abroad which could negatively affect our operations and sales.

Our relationship with the Hong Kong Joint Venture and our and the Hong Kong Joint Venture's sales in other countries expose us to particular risks. The following are among the risks that could negatively affect our imports and our and the Hong Kong Joint Venture's sales in foreign markets:

- new restrictions on access to markets,
- currency devaluation,
- new tariffs,
- adverse changes in monetary and/or tax policies,
- inflation, and
- governmental instability.

Should any of these risks occur, the value of our investment in the Hong Kong Joint Venture could be reduced and our results of operations could be negatively impacted.

The lack of availability of inventory could adversely affect our financial results.

We source inventory primarily from our Hong Kong Joint Venture, which has manufacturing facilities in the People's Republic of China. Our purchases of inventory are subject to being affected by a number of factors, namely, production capacity, labor unrest and untimely deliveries. Changes in economic and political conditions in China or any other adversity to the Hong Kong Joint Venture will unfavorably affect the value of our investment in the Hong Kong Joint Venture and could have a material adverse effect on the our ability to purchase products for distribution.

Our Hong Kong Joint Venture is subject to political and economic factors unique to China.

The Chinese government has been reforming the Chinese economic system. In recent years, the government has also begun reforming the government structure. These reforms have resulted in significant economic growth and social progress. Although the majority of the production assets in China are still state-owned, economic reform policies have emphasized autonomous enterprises and the utilization of market mechanisms. Our Hong Kong Joint Venture currently expects that the Chinese government will continue its reform by further reducing governmental intervention in business enterprises and allowing market mechanisms to allocate resources. Any adverse changes in political, economic or social conditions in China could have a material adverse effect on the Hong Kong Joint Venture's operations and our financial results, as well as our ability to purchase products manufactured by the Hong Kong Joint Venture.

We are subject to risks in connection with the importation of our products from foreign countries.

We import all of our products. As an importer, we are subject to numerous tariffs which vary depending on types of products and country of origin, changes in economic and political conditions in the country of manufacture, potential trade restrictions and currency fluctuations. We have attempted to protect ourselves from fluctuations in currency exchange rates to the extent possible by negotiating commitments in U.S. dollars. We are also subject to strikes or other labor unrest at points of origin and destination, as well as delays and restrictions which impact shipping and shipping routes.

We rely on our key personnel and the loss of one or more of those personnel could have a material adverse effect on our business, financial condition and results of operations.

Our operations and prospects depend in large part on the performance of our senior management team. There can be no assurance that we would be able to find qualified replacements for any of these individuals if their services were no longer available. The loss of the services of one or more members of our senior management team could have a material adverse effect on our business, financial condition, and results of operations.

Our competition is both intense and varied and our failure to effectively compete could adversely affect our prospects.

In fiscal year 2009, our sales of safety products accounted for substantially all of our sales. Many of our competitors have greater financial resources and financial strength than we have. Some of our competitors may be willing to reduce prices and accept lower profit margins to compete with us. While we believe that our safety products compete favorably with other such products in the market, primarily on the basis of styling, features, and pricing, the safety industry in general involves changing technology. The success of our products may depend on our ability to improve and update our products in a timely manner and to adapt to new technological advances. As a result of this competition, we could lose market share and suffer losses, which could have a material adverse effect on our future financial performance.

Our reliance on a single large customer exposes the Company to uncertainties and risk.

During the fiscal year ended March 31, 2009, our sales decreased $7,773,766 due to decreases in new housing construction in the U.S. domestic market. As our total sales decreased, the percentage of our sales to a single large customer increased to 46.6% of total sales. Should adverse changes occur in the financial condition, or purchasing pattern of this single large customer, our sales and profitability could be negatively impacted.

The security products marketplace is dynamic and challenging because of the introduction of new products and services.

We must constantly introduce new products, services, and product features to meet competitive pressures. We may be unable to timely change our existing merchandise sales mix in order to meet these competitive pressures, which may result in increased inventory costs or loss of market share.

Adverse changes in national or regional U.S. economic conditions could adversely affect our financial results.

We market our products nationally to retailers, including wholesale distributors, chain, discount, and home center stores, catalog and mail order companies and to other distributors. Overall consumer confidence, consumer credit availability, recessionary trends, housing starts and prices, mortgage rates, and consumers' disposable income and spending levels directly impact our sales. Negative trends, whether national or regional in nature, in any of these economic conditions could adversely affect our financial results.

Our products must meet specified quality and safety standards to enter and stay on the market.

Our products must meet US. and various international standards before they are sold. For example, in the United States, our products must be certified by Underwriters Laboratories (UL) and similar certifications must be obtained in each country where we compete for market share. If our manufacturers' products or manufacturing facilities (including those of the Hong Kong Joint Venture) fail to pass periodic inspections, the approval certificates for the relevant products may be suspended until corrections are made. Loss of UL or other independent certifications could have a material adverse affect on our sales and financial results.

Our products expose us to the potential of product liability claims.

All of our products are manufactured by the Hong Kong Joint Venture or others. Nevertheless, we could be named as a defendant in an action arising from damages suffered as a result of one of our products. While we carry products liability insurance, to the extent we are found liable for damages for which we are uninsured, our profitability may be adversely affected. Any suit, even if not meritorious or if covered by an indemnification obligation, could result in the expenditure of a significant amount of our financial and managerial resources and could create significant negative publicity for us and our products.

We may be unable to successfully execute our merchandising and marketing strategic initiatives.

Our wholly-owned subsidiary, USI Electric focuses its sales and marketing efforts and initiatives to maximize safety product sales, especially smoke alarms and carbon monoxide alarms manufactured by our Hong Kong Joint Venture and marketed to the electrical distribution and retail trade. If we fail to successfully execute these initiatives, our business could be adversely affected.

We are and could become subject to litigation regarding intellectual property rights, which could seriously harm our business.

We design most of our security products and contract with suppliers to manufacture those products and deliver them to us. We have been the subject of lawsuits by third parties which assert against us infringement claims or claims that we have violated a patent or infringed upon a copyright, trademark or other proprietary right belonging to them. If such infringement by our suppliers or us were found to exist, we could be subject to monetary damages and an injunction preventing the use of their intellectual property. If one of our products were found to infringe, we may attempt to acquire a license or right to use such technology or intellectual property, which could result in higher manufacturing costs. Any infringement claim, even if not meritorious and/or covered by an indemnification obligation, could result in the expenditure of a significant amount of our financial and managerial resources.

If governmental regulations change or are applied differently, our business could suffer.

The sales of our smoke and carbon monoxide alarms are impacted by local laws and regulations mandating the installation of these security devices in new and sometimes existing homes and buildings. Changes in these consumer safety regulations, both in the United States and abroad, could impact our business.

RISK FACTORS RELATING TO OUR ARTICLES OF INCORPORATION AND OUR STOCK

The liability of our directors is limited.

Our Articles of Incorporation limit the liability of directors to the maximum extent permitted by Maryland law.

It is unlikely that we will issue dividends on our common stock in the foreseeable future.

We have not declared or paid cash dividends on our common stock in over 25 years. We currently anticipate that we will retain all of our earnings for use in the development of our business and do not anticipate paying cash dividends in the foreseeable future. As a result, capital appreciation, if any, of our common stock would be the only source of gain for stockholders until dividends are paid, if at all. The payment of dividends in the future will be at the discretion of our board of directors.

The exercise of outstanding options will dilute the percentage ownership of our stockholders, and any sales in the public market of shares of our common stock underlying such options may adversely affect prevailing market prices for our common stock.

As of March 31, 2009, there are outstanding options to purchase an aggregate of 97,422 shares of our common stock at per share exercise prices ranging from $3.25 to $16.09. The exercise of such outstanding options would dilute the percentage ownership of our existing stockholders, and any sales in the public market of shares of our common stock underlying such options may adversely affect prevailing market prices for our common stock.

It may be difficult for a third party to acquire us, which could affect our stock price.

Our charter and Bylaws contain certain anti-takeover provisions pursuant to the Maryland General Corporation Law. This means that we may be a less attractive target to a potential acquirer who otherwise may be willing to pay a premium for our common stock above its market price.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

Effective January 2009, we entered into a 10 year operating lease for a 12,000 square foot office and warehouse located in Baltimore County, Maryland. The current rental, with common area maintenance, approximates $8,667 per month during the current fiscal year, with increasing rentals at 3% per year. The Company has the right to terminate the lease after five years for a one-time payment of $42,000. In June 2009, we amended this lease to include an additional 3,000 square feet of warehouse space contiguous to our existing warehouse in Baltimore County, Maryland for occupancy in August 2009. Monthly rental expense will increase to $9,937 per month after occupancy of the additional warehouse space.

Effective March 2003, we entered into an operating lease for an approximately 2,600 square foot office in Naperville, Illinois. This lease expires in February 2012 and is subject to increasing rentals at 3% per year. The monthly rental, with common area maintenance, approximates $3,089 per month during the current fiscal year.

The Hong Kong Joint Venture currently operates an approximately 100,000 square foot manufacturing facility in the Guangdong province of Southern China and a 250,000 square-foot manufacturing facility in the Fujian province of Southern China. The Hong Kong Joint Venture's offices are leased pursuant to a five year lease with rental payments of approximately $13,250 per month.

The Company believes that its current facilities, and those of the Hong Kong Joint Venture, are currently suitable and adequate.

ITEM 3. LEGAL PROCEEDINGS

On June 11, 2003, Walter Kidde Portable Equipment, Inc. ("Kidde") filed a civil suit against the Company in the United States District Court for the Middle District of North Carolina (Case No. 03cv00537), alleging that certain of the Company's AC powered/battery backup smoke detectors infringe a patent acquired by Kidde (US 4,972,181). Kidde was seeking injunctive relief and damages to be determined at trial. On March 31, 2006, following numerous procedural and substantive rulings which the Company believes were favorable to the Company, Kidde obtained dismissal, without prejudice, of its suit. On November 28, 2005, prior to the March 31, 2006 dismissal of the original suit, Kidde filed a second lawsuit in the same court (Case No. 05cv1031) based on virtually identical infringement allegations as the earlier case. Discovery is now closed in this second case. Although the asserted patent is now expired, prior to its expiration, the Company sought and has now successfully obtained re-examination of the asserted patent in the United States Patent and Trademark Office (USPTO) largely based on the references cited and analysis presented by the Company which correspond to defenses raised in the litigation. In September 2008, the USPTO rejected all of the claims asserted against the Company based on the references. Kidde responded to the rejection to which further action by the USPTO is pending. Kidde also filed for and the Court granted a stay of the litigation pending the conclusion of the reexamination. The USPTO action fully supports the Company's substantive position and its defenses to Kidde. The Company and its counsel believe that regardless of the outcome of the reexamination, the Company has significant defenses relating to the patent in suit. In the event of an unfavorable outcome, the amount of any potential loss to the Company is not yet determinable.

On June 25, 2008, Maple Chase Company which was acquired in January 2008 by United Technologies Corporation (which also owns Walter Kidde Portable Equipment, Inc.), filed a civil suit against the Company in the United States District Court for the Northern District of Illinois (Case No. 08cv3641) for patent infringement of Re 33920, a patent that expired in March of 2007. On January 13, 2009, the Court granted permission to substitute Kidde for Maple Chase as the party plaintiff. This action involves the same patent that formed the basis of the suit filed by Maple Chase against the Company in February 2004 (Case No. 03cv07205). In that case, the Company successfully sought and obtained reexamination of the asserted patent in the USPTO based on the references cited and analysis presented by the Company. In April 2005, the Court dismissed the earlier case subject to the outcome of the reexamination. After pending for more than three years and after the expiration of the patent, a Reexamination Certificate was granted confirming patentability of many of the claims and canceling the remaining claims. The 2008 case asserts infringement of the claims emerging out of reexamination and is in its preliminary stages where discovery has just commenced. The Company believes that it has meritorious and substantial technical defenses to the action and that it is entitled to a number of legal/equitable defenses due to the long period of inaction and acquiescence by Kidde/Maple Chase and its predecessors. The amount, if any, of potential loss to the Company is not yet determinable. The Company intends to vigorously defend the suit and press its pending counterclaims.

On August 21, 2008, Kidde again filed a civil suit against the Company for patent infringement (Case No. 08cv2202) but this time in the United States District Court for the District of Maryland. Kidde alleges that the Company infringes US patent 6,791,453 by communication protocols for interconnected hazardous condition (smoke, heat and carbon monoxide) alarms sold by the Company. The Company believes that it has meritorious and substantial technical defenses to the action. The amount, if any, of potential loss to the Company is not yet determinable. The Company intends to vigorously defend the suit and press its pending counter and third party claims.

On September 25, 2008, the Company with its Answer and Counterclaims to Kidde filed a third-party Complaint against United Technologies Corporation in the United States District Court for the District of Maryland in Case No. 08cv2202 for the predatory litigation campaign by the defendant and its subsidiary, Kidde. On December 17, 2008, the Company filed a motion to amend its Answer and Counterclaims seeking injunctive and antitrust damages which was unsuccessfully opposed by both Kidde and UTC. On March 31, 2009, Kidde filed a defective request for reexamination of the U.S. patent 6,791,453. On April 9, 2009, after Kidde filed corrected papers, the re-examination request was formalized and is currently pending determination by the USPTO. Kidde has also recently filed a motion to stay the litigation pending the outcome of the reexamination. The Company is opposing that pending motion. In April 2009, the Court also issued a schedule requiring the parties to define, present and argue their respective patent claim interpretations over the summer and into the fall of 2009. Otherwise, the case is in the initial discovery phase. The Company intends to vigorously prosecute its claims.

From time to time, the Company is involved in various lawsuits and legal matters. It is the opinion of management, based on the advice of legal counsel, that these matters will not have a material adverse effect on the Company's financial statements.

ITEM 4. SUBMISSION OF MATTERS TO VOTE OF SECURITY HOLDERS

There were no submissions of matters to a vote of security holders during the quarter ended March 31, 2009.

EXECUTIVE OFFICERS OF THE REGISTRANT

Set forth below is information about the Company's executive officers.

NAME	AGE	POSITIONS
Harvey B. Grossblatt	62	President, Chief Operating Officer and Chief Executive Officer
James B. Huff	57	Chief Financial Officer, Secretary and Treasurer

HARVEY B. GROSSBLATT has been a director of the Company since 1996. He served as Chief Financial Officer from October 1983 through August 2004, Secretary and Treasurer of the Company from September 1988 through August 2004, and Chief Operating Officer from April 2003 through August 2004. Mr. Grossblatt was appointed Chief Executive Officer in August 2004.

JAMES B. HUFF was appointed Chief Financial Officer in August 2004 and Secretary and Treasurer in October 2004. From December 2003 until August 2004, Mr. Huff was controller of Essex Corporation, a Columbia, Maryland based public company which provides intelligence engineering services to federal government agencies. From August 2002 until November 2003, Mr. Huff served as chief financial officer of Computer Temporaries, Inc., Lanham, Maryland; from August 2000 until July 2002, he was chief financial officer of HLM Architects and Engineering, Inc., a Charlotte, North Carolina based public company; and from January 1990 until November 1999, Mr. Huff was chief financial officer of RMF Engineering, Inc., Baltimore, Maryland.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market for Common Stock

Our common stock, $.01 par value (the "Common Stock") trades on the American Stock Exchange under the symbol UUU. As of June 10, 2009, there were 216 record holders of the Common Stock. The closing price for the Common Stock on that date was $5.40. We have not paid any cash dividends on our common stock, and it is our present intention to retain all earnings for use in future operations. The following table sets forth the high and low prices for the Common Stock for each full quarterly period during the fiscal years indicated.

Fiscal Year Ended March 31, 2009		
First Quarter	High	$ 7.25
	Low	$ 5.00
Second Quarter	High	$ 6.65
	Low	$ 4.60
Third Quarter	High	$ 5.65
	Low	$ 2.28
Fourth Quarter	High	$ 4.34
	Low	$ 3.01
Fiscal Year Ended March 31, 2008		
First Quarter	High	$36.29
	Low	$29.10
Second Quarter	High	$32.60
	Low	$17.00
Third Quarter	High	$24.60
	Low	$ 6.65
Fourth Quarter	High	$ 7.63
	Low	$ 4.69

Stock Repurchase Program

The following table sets forth information with respect to purchases of common stock by the Company or any affiliated purchasers during the three months ended March 31, 2009:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January 2009	18,250	$3.68	62,825	37,175
February 2009	3,100	$3.65	65,925	34,075
March 2009	12,922	$3.51	78,847	21,153
Total	34,272	$3.61	78,847	21,153

In July, 2008, the Company announced a stock buyback program and authorized the purchase of up to 100,000 shares of common stock. Shares may be purchased from time to time under this program in the open market, through block trades and/or in negotiated transactions. As of June 10, 2009, the Company completed the repurchase program, buying a total of 99,980 shares at an average cost of $3.71 per share.

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with, and is qualified by reference to, the consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Annual Report on Form 10-K. The Statement of Operations data and the Balance Sheet data for the years ended, and as at, March 31, 2005, 2006, 2007, 2008 and 2009 and are derived from our audited consolidated financial statements. These historical results are not necessarily indicative of results that may be expected in future periods. All share and per share amounts included in the following financial data have been retroactively adjusted to reflect the 4-for-3 stock dividend paid on October 16, 2007 to shareholders of record on September 25, 2007.

	Year Ended March 31,				
	2009	2008	2007	2006	2005
Statement of Operations Data:					
Net sales	$26,097,596	$33,871,362	$32,934,388	$28,894,101	$23,465,443
Income before equity in earnings of Hong Kong Joint Venture and income taxes	371,966	1,351,139	3,608,196	2,394,258	765,742
Income from continuing operations	1,442,336	2,824,749	6,093,366	4,600,352	3,417,854
Income (loss) from discontinued operations (net of tax benefit)	3,423,021	(8,393,663)	(560,108)	-	-
Net income (loss)	4,865,357	(5,568,914)	5,533,258	4,600,352	3,417,854
Per common share:					
Basic – from continuing operations	0.58	1.14	2.54	2.06	1.60
Basic – from discontinued operations	1.39	(3.38)	(0.23)	-	-
Basic – net income (loss)	1.97	(2.24)	2.31	-	-
Diluted – from continuing operations	0.58	1.13	2.45	1.89	1.46
Diluted – from discontinued operations	1.38	(3.35)	(0.23)	-	-
Diluted – net income (loss)	1.96	(2.23)	2.23	-	-
Weighted average number of common shares outstanding					
Basic	2,466,983	2,484,192	2,398,284	2,228,908	2,136,599
Diluted	2,471,807	2,502,017	2,484,606	2,432,705	2,352,632
Balance Sheet Data:					
Total assets	27,777,678	30,468,917	36,195,468	20,358,603	16,049,948
Long-term debt (non-current)	95,324	91,160	-	-	-
Working capital (1)	11,099,333	7,468,547	14,678,615	9,911,628	6,317,231
Current ratio (1)	3.99:1	1.68:1	2.27:1	4.60:1	3.00:1
Shareholders' equity	23,965,899	19,423,935	24,671,881	17,606,569	12,897,668

(1) Working capital is computed as the excess of current assets over current liabilities. The current ratio is calculated by dividing current assets by current liabilities.

Quarterly Results of Operations (Unaudited)

The unaudited quarterly results of operations for fiscal years 2009 and 2008 are summarized as follows:

	Quarter Ended			
	June 30,	September 30,	December 31,	March 31,
2009				
Net sales	$6,192,801	$8,381,379	$5,595,049	$5,928,367
Gross profit	1,577,066	1,891,273	1,337,785	1,293,846
Income from continuing operations	457,139	656,301	292,513	36,383
Income (loss) from discontinued operations	(53,659)	3,434,913	-	41,767
Income per share from continuing operations:				
Basic	0.18	0.26	0.12	0.02
Diluted	0.18	0.26	0.12	0.02
Income (loss) per share from discontinued operations:				
Basic	(0.02)	1.38	-	0.02
Diluted	(0.02)	1.38	-	0.02
Net income – basic	0.16	1.64	0.12	0.03
Net income - diluted	0.16	1.64	0.12	0.03
2008				
Net sales	10,449,343	8,967,740	7,776,986	6,677,293
Gross profit	2,715,334	1,942,354	1,825,486	1,386,882
Income from continuing operations	1,204,844	802,107	780,207	37,591
(Loss) from discontinued operations	(413,842)	(483,977)	(2,415,996)	(5,079,848)
Income per share from continuing operations:				
Basic	0.49	0.32	0.31	0.02
Diluted	0.48	0.32	0.31	0.02
(Loss) per share from discontinued operations:				
Basic	(0.17)	(0.19)	(0.97)	(2.04)
Diluted	(0.17)	(0.19)	(0.97)	(2.04)
Net income (loss) – basic	0.32	0.13	(0.66)	(2.02)
Net income (loss) – diluted	0.31	0.13	(0.66)	(2.02)

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

When used in this discussion and elsewhere in this Annual Report on Form 10-K, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and readers are advised that various factors, including the Risk Factors discussed elsewhere in this Annual Report and other risks, could affect our financial performance and could cause our actual results for future periods to differ materially from those anticipated or projected. We do not undertake and specifically disclaim any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

General

We are in the business of marketing and distributing safety and security products which are primarily manufactured through our 50% owned Hong Kong Joint Venture. From October 2006 through January 2008, we also were engaged in the manufacture and distribution of EMT steel conduit through Icon, our majority-owned Canadian subsidiary. Our financial statements detail our sales and other operational results only, and report the financial results of the Hong Kong Joint Venture using the equity method. Accordingly, the following discussion and analysis of the fiscal years ended March 31, 2009, 2008 and 2007 relate to the operational results of the Company and its consolidated subsidiaries only and includes the Company's equity share of earnings in the Hong Kong Joint Venture. A discussion and analysis of the Hong Kong Joint Venture's operational results for these periods is presented below under the heading "Hong Kong Joint Venture."

While we believe that our overall sales are likely affected by the current global economic situation, we believe that we are specifically negatively impacted by the severe downturn in the U.S. housing market. As stated elsewhere in this report, our USI Electric subsidiary markets our products to the electrical distribution trade (primarily electrical and lighting distributors and manufactured housing companies). Every downturn in new home construction and new home sales negatively impacts sales by our USI Electric subsidiary. We anticipate that when and as the housing market recovers, sales by our USI Electric subsidiary will improve, as well.

Discontinued Canadian Operations

In October 2006, we formed 2113824 Ontario, Inc., an Ontario corporation, as a wholly-owned subsidiary of the Company for the purpose of acquiring a two-thirds interest in two Canadian corporations, International Conduits, Ltd. (Icon) and Intube, Inc. (Intube). Icon and Intube were based in Toronto, Canada and manufactured and distributed electrical mechanical tubing (EMT) steel conduit. Icon also sold home safety products, primarily purchased from the Company, in the Canadian market. The primary purpose of the Icon and Intube acquisition was to expand our product offerings to include EMT steel conduit, and to provide this product and service to the commercial construction market. On April 2, 2007, Icon and Intube were merged under the laws of Ontario to form one corporation.

In June 2007, Icon entered into a credit agreement with CIT Financial, Ltd. to provide a term loan and a line of credit facility. These loans were secured by all of the assets of Icon and by the corporate guarantees of the Company and our USI Electric subsidiary.

At the time of our investment in Icon, we projected that our established U.S. sales network would allow us to increase sales of EMT to U.S. customers. Despite our efforts, Icon suffered continuing losses, and we were not successful in increasing Icon's sales in the face of competition and a downturn in the housing market. On January 29, 2008, Icon received notice from CIT Financial, Ltd. (CIT Canada), Icon's principal and secured lender, that Icon was in default under the terms of the Credit Agreement dated June 22, 2007 between Icon and CIT Canada and demanding immediate payment of all of Icon's obligations to CIT Canada under the Credit Agreement. On February 11, 2008, the assets of Icon were placed under the direction of a court appointed receiver, and the operations of Icon were suspended. Accordingly, the assets and liabilities of Icon are not consolidated in the financial statements of the Company and are classified as assets held in receivership. Our consolidated financial statements and the related note disclosures reflect the operations of Icon as discontinued operations for all periods presented.

As a result of continuing losses at Icon, we undertook an evaluation of the goodwill from our acquisition of Icon to determine whether the value of the goodwill had been impaired in accordance with FAS No. 142, "*Goodwill and Other Intangible Assets*". Based on that evaluation, we determined that the value of the goodwill from our acquisition of Icon was impaired, and we recognized an impairment charge of US$1,926,696 for the goodwill. In addition, as a result of Icon's receivership and the steps taken to liquidate Icon's assets, the non-cash assets of Icon were written down to their estimated net realizable value and a further impairment charge of US$7,087,294 was recognized as of March 31, 2008. These impairments have been recorded in discontinued operations in the consolidated statements of operations for the fiscal year ended March 31, 2008.

On September 22, 2008, Icon's obligations were settled in the receivership action by Ontario Superior Court order. As a result of the settlement of Icon's obligations, a gain of CAD$5,101,674 (US$4,910,718) was realized by Icon in the quarter ended September 30, 2008. Approximately US$3,000,000 of the gain related to extinguishment of liabilities due to unsecured creditors. The company applied guidance in FAS 140 , *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, and determined that a legal release of the liabilities had been achieved to allow recognition of the gain on extinguishment of liabilities. This gain was partially offset in consolidation by the US$1,518,375 after-tax effect loss recognized by the Company in settlement of its guarantee of Icon's secured debt and other losses attributable to the Icon discontinued operation to arrive at the gain from discontinued operations of $3,423,021 for the fiscal year ended March 31, 2009.

At March 31, 2009, the remaining asset of Icon held by the receiver consists of cash of $202,565. The liabilities of Icon held by the receiver include a claim by a supplier and other secured amounts payable of $202,565.

Assets	March 31, 2009	March 31, 2008
Cash	$202,565	$ 823,550
Trade receivables, net	0	371,793
Inventories	0	817,022
Property, plant and equipment – net	0	831,555
Other assets	0	6,811
Assets of discontinued operations	$202,565	$2,850,731
Liabilities		
Accounts payable, trade and other	$202,565	$3,344,624
Notes payable – bank	0	4,478,826
Liabilities of discontinued operations	$202,565	$7,823,450

In the accompanying consolidated financial statements, the results of Icon for the fiscal years ended March 31, 2009 and 2008 have been restated and are presented as the results of discontinued operations, and certain other prior year amounts have been reclassified in order to conform with the current year's presentation.

Comparison of Results of Operations for the Years Ended March 31, 2009, 2008 and 2007

Sales. In fiscal year 2009, our net sales decreased by $7,773,766 (23.0%), from $33,871,362 in fiscal 2008 to $26,097,596 in fiscal 2009. Sales to the electrical distribution trade through our USI Electric subsidiary decreased to $8,619,816, principally due to decreased volume from the U.S. residential construction trade (from approximately $15,178,930 in 2008) and also due to our inability to import GFCI devices because the manufacturer has not yet received certifications for mandated changes to the devices. The Company's sales to retail and wholesale customers in the fiscal year ended March 31, 2009 decreased to $17,477,780 from $18,692,432 at March 31, 2008, principally as a result of decreased sales to a national home improvement retailer.

In fiscal year 2008, sales increased by $936,974 (2.8%) from $32,934,388 in fiscal 2007 to $33,871,362 in fiscal 2008. Sales to the electrical distribution trade through our USI Electric subsidiary decreased to $15,178,930, principally due to decreased volume from the U.S. residential construction trade (from approximately $19,916,690 in 2007). The Company increased its sales to retail and wholesale customers in the fiscal year ended March 31, 2008 to $18,692,432 from $13,017,698 at March 31, 2007, principally as a result of sales to a national home improvement retailer.

Gross Profit. Gross profit margin is calculated as net sales less cost of goods sold expressed as a percentage of net sales. Our gross profit margin for the fiscal year ended March 31, 2009 was 23.4% compared to 23.2% and 31.6% in fiscal 2008 and 2007, respectively. The decreases in 2009 and 2008 gross margins from the respective prior years are attributed to our increased sales to a national home improvement retailer and our lower gross profit margins on those sales, and due to significantly lower GFCI sales as previously indicated.

Expenses. Selling, general and administrative expenses for fiscal 2009 decreased by $826,929 (13.5%), from $6,124,213 in fiscal 2008 to $5,297,284 in fiscal 2009. As a percentage of net sales, these expenses increased to 20.3% for the fiscal year ended March 31, 2009 from 18.1% for the fiscal year ended March 31, 2008, primarily due to lower absorption of fixed costs due to the lower sales volume. The decrease in selling, general and administrative expense in dollars is principally attributable to lower commissions, selling and freight expenses associated with the reduced volume of sales to the electrical distribution trade due to the decline in new home construction during the period.

Selling, general and administrative expenses for fiscal 2008 decreased by $422,396 (6.5%) from $6,546,609 in fiscal 2007 to $6,124,213 in fiscal 2008. As a percentage of net sales, these expenses decreased to 18.1% for the fiscal year ended March 31, 2008 from 19.9% for the fiscal year ended March 31, 2007. The decrease in selling, general and administrative expense as a percent of sales is attributable to costs that do not increase proportionately with the higher sales volume and a reduction in legal expenses from the 2007 period. The reduction in legal expense was partially offset by an increase in commissions and freight charges; the account classification which was the most significant factor in this dollar increase, due to our higher 2008 sales volume. Commissions and freight charges, as a percentage of sales, while consistent with commission and freight charges of the prior year, vary directly with sales volume.

Interest Income and Expense. Interest expense for fiscal 2009 decreased to $32,198 from $46,349 in fiscal 2008 primarily due to the timing of activity in our line of credit. Interest expense for fiscal 2008 increased $46,349 from $0 in fiscal 2007 primarily due to the timing of activity in our line of credit. The majority of the Company's cash balances are maintained on deposit with the Company's factor and earn interest at the factor's prime rate of interest minus 3%. During the fiscal years ended March 31, 2009 and 2008, the Company earned interest of $37,228 and $16,155, respectively. The company earned interest of $16,155 for the year ended March 31, 2008 compared to net interest expense of $21,991 in fiscal 2007.

Income Taxes. For the fiscal year ended March 31, 2009, we generated a net operating loss for federal and state income tax purposes of approximately $600,508. The loss was generated principally as a result of the payment of the guarantee of the indebtedness of the discontinued Canadian subsidiary. Furthermore, we generated foreign tax credits of $157,249 for the fiscal year ended March 31, 2009. We have elected to carryforward our net operating loss forward to offset future taxable income. In addition, we have foreign tax credits of approximately $1,240,239 available to offset future taxes.

For the fiscal year ended March 31, 2008, we generated a net operating loss for federal and state income tax purposes of approximately $3,320,000. The loss was generated principally as a result of the payment of the guarantee of the indebtedness of the discontinued Canadian subsidiary. Furthermore, we generated foreign tax credits of $132,439 for the fiscal year ended March 31, 2009. We have elected to carryback our net operating loss forward to offset prior taxable income. In addition, we have foreign tax credits of approximately $388,744 available to offset future taxes.

During the fiscal year ended 2007, the Company offset the payment of taxes on $3,265,940 of taxable income with the difference between the option price and the exercise price recognized as an employment expense for federal income tax purposes related to employee stock options. For book purposes, this benefit has been treated as an addition to paid-in capital. In addition, the Company offset a portion of its federal taxes of approximately $731,395 with foreign tax credits available as a result of foreign taxes paid on the repatriated earnings of the Hong Kong Joint Venture. At March 31, 2007, we had a foreign tax credit carryforward of $190,887 available to offset future taxes. After application of the deductions and credits identified above, we had a net tax liability for federal and state income tax purposes of approximately $337,000 with respect to our 2007 fiscal year. The deductions and the income tax credits for foreign income taxes paid resulted in an effective income tax rate of approximately 19.28% for the fiscal year ended March 31, 2007.

Income from Continuing Operations. We reported income from continuing operations of $1,442,336 for fiscal year 2009 compared to income from continuing operations of $2,824,749 for fiscal year 2008, a $1,382,413 (48.9%) decrease. This decrease in net income resulted from a reduction in U.S. operating income of $979,173 due to lower net sales and a reduction of $456,093 in our reported equity in the earnings of the Hong Kong Joint Venture, partially offset by a lower provision in 2009 for income taxes. Our equity in the earnings of the Hong Kong Joint Venture is calculated by reducing our share of the Hong Kong Joint Venture's net income by certain items, including our share of the Hong Kong Joint Venture's profit on sales of inventory to the Company which remain in the Company's inventory at year end. We ended fiscal 2009 with a higher amount of inventory purchased from the Hong Kong Joint Venture primarily due to higher inventories maintained to service a large national retailer, and also due to the downturn in the U.S. housing market.

We reported income from continuing operations of $2,824,749 for fiscal year 2008 compared to income from continuing operations of $6,093,366 for fiscal year 2007, a $3,268,617 (53.6%) decrease. This decrease in net income resulted from a reduction of $1,860,115 in our equity in earnings of the Joint Venture, due to lower sales volume as a result of the downturn in the housing industry, and a reduction in the earnings from continuing operations of $1,408,502 due to sales of lower margin products, partially offset by lower selling, general and administrative expenses of $422,396 as described above, and the income tax effects described above.

Net Income. We reported net income of $4,865,357 for fiscal 2009 compared to a net loss of $5,568,914 for fiscal year 2008 and net income of $5,533,258 for fiscal year 2007. In addition to the discussion above with respect to the decrease in income from continuing operations, net income increased principally as a result of the recognition of $4,910,718 of non-cash gain on the extinguishment of debt in the discontinued Canadian subsidiary. This gain was partially offset by a loss (net of income tax benefit) recorded by the Company related to the payment of debt of the Canadian subsidiary guaranteed by the Company. In the fiscal year ended March 31, 2008, the net loss related primarily to impairment charges related to the discontinued Canadian subsidiary. The increase in net income in fiscal 2008 over fiscal 2007 resulted from increased income of our Hong Kong Joint Venture, partially offset by higher selling, general and administrative expenses, the income tax effects thereon, and losses from our discontinued Canadian subsidiary.

Financial Condition, Liquidity and Capital Resources

Our cash needs are currently met by funds generated from operations and from our Factoring Agreement with CIT Group, which supplies both short-term borrowings and letters of credit to finance foreign inventory purchases. The maximum we may borrow under this Agreement is $7,500,000. Based on specified percentages of our accounts receivable and inventory and letter of credit commitments, at March 31, 2009, our maximum borrowing availability under this Agreement is approximately $7,000,000. Any outstanding principal balance under this Agreement is payable upon demand. The interest rate on the Factoring Agreement, on the uncollected factored accounts receivable and any additional borrowings is equal to the prime rate of interest charged by the factor which, as of March 31, 2009, was 3.25%. All borrowings are collateralized by all our accounts receivable and inventory. During the year ended March 31, 2009, working capital (computed as the excess of current assets over current liabilities) increased by $3,630,786, from $7,468,547 on March 31, 2008, to $11,099,333 on March 31, 2009. This increase in working capital is due to the dissolution of the Canadian subsidiary which increased working capital by $4,972,719, offset by a decrease in the working capital of the continuing operations of $1,341.933.

Our operating activities used cash of $2,503,959 for the year ended March 31, 2009. For the fiscal year ended March 31, 2008, operating activities provided cash of $2,349,563. The decrease in cash provided by operating activities was primarily due to increases in the amount of inventories and the operations of the discontinued subsidiary. These uses were partially offset by decreases in accounts receivable, equity in the earnings of the Hong Kong Joint Venture, amounts due from factor and decreases in accounts payable and accrued expenses.

Our investing activities provided cash of $3,386,451 during fiscal 2009 principally as a result of the change in net assets of the discontinued operations of the Canadian subsidiary and cash distributions of the Hong Kong Joint Venture. Investing activities used cash of $543,962 during fiscal 2008. During 2009, as in prior years, the Company offset a portion of its distributions from the Hong Kong Joint Venture with amounts due by the Company to the Hong Kong Joint Venture. The Company offset $0 during fiscal 2009 and $250,000 during fiscal 2008 of amounts due by it to the Hong Kong Joint Venture in lieu of cash distributions. The Company discloses these payments as a non-cash transaction in its statement of cash flows.

Financing activities in 2009 used cash of $4,462,246. The use of cash for financing activities resulted principally from the activities associated with the discontinued Canadian subsidiary. Financing activities in 2008 provided cash of $1,976,693 which was primarily from borrowings from our factor and, to a lesser extent, from exercise of employee stock options (and the related tax benefit).

While sales by our USI Electric subsidiary have been negatively impacted by the severe downturn in the U.S. housing market, we believe that our capital resources are sufficient for our operations. We anticipate that when and as the housing market recovers, sales by our USI Electric subsidiary will improve, as well, thereby increasing our capital resources.

Hong Kong Joint Venture

The financial statements of the Hong Kong Joint Venture are included in this Form 10-K beginning on page JV-1. The reader should refer to these financial statements for additional information. There are no material Hong Kong – US GAAP differences in the Hong Kong Joint Venture's accounting policies.

In fiscal year 2009, sales of the Hong Kong Joint Venture were $36,161,337 compared to $30,144,148 and $41,151,055 in fiscal years 2008 and 2007, respectively. The increase in sales for 2009 was primarily due to increased sales to non-affiliated customers in Europe. The decrease in sales for the 2008 period from the 2007 period was primarily due to decreased sales to non-affiliated customers in Europe.

Net income was $4,011,404 for fiscal year 2009 compared to net income of $3,270,926 and $8,377,365 in fiscal years 2008 and 2007, respectively. The increase in the current fiscal year is primarily due to increased sales volume in the European and Asian markets, partially offset by a $646,140 charge to income in fiscal 2009 due to losses on foreign currency exchange. The decrease in sales for fiscal 2008 from fiscal 2007 was primarily due to decreased sales to non-affiliated customers in Europe.

Gross margins of the Hong Kong Joint Venture for fiscal 2009 increased to 26.5% from 25.1% in the prior fiscal year. The primary reason for this increase was due to variation in product mix. The primary reason for the change in product mix is attributed to the large volume of higher margin sales to the non-affiliated customers in Europe. At March 31, 2008, the Hong Kong Joint Venture's gross margin decreased to 25.1% from 33.4% at March 31, 2007. The primary reason for this decrease was lower gross margins on sales to the Company for the U.S. retail market.

Selling, general and administrative expenses of the Hong Kong Joint Venture were $5,298,831, $4,408,855 and $4,789,424 for fiscal years 2009, 2008 and 2007, respectively. As a percentage of sales, these expenses were 14.7%, 14.6% and 12.0% for fiscal years 2009, 2008 and 2007, respectively. The increase in dollars of selling, general and administrative expenses for the year ended March 31, 2009 was due principally to increases in foreign currency exchange losses, insurance, management bonus, rent expense and sales commissions.

Interest expense net of interest income was $14,516 for fiscal year 2009, compared to $26,932 and $52,181 in fiscal years 2008 and 2007, respectively. The decrease in interest expense net of interest income for 2009 was due to a increase in investments. The decrease from 2008 to 2007 is due to variations in the amount of investments in bonds during those fiscal periods.

Cash needs of the Hong Kong Joint Venture are currently met by funds generated from operations. During fiscal year 2009, working capital increased by $265,058 from $8,886,141 on March 31, 2008 to $9,151,199 on March 31, 2009.

Contractual Obligations and Commitments

The following table presents, as of March 31, 2009, our significant fixed and determinable contractual obligations to third parties by payment date. Further discussion of the nature of each obligation is included in Note F to the consolidated financial statements.

		Payment due by period			
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$1,264,214	$146,754	$294,565	$223,139	$599,756

Critical Accounting Policies

Management's discussion and analysis of our consolidated financial statements and results of operations are based upon our Consolidated Financial Statement included as part of this document. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate these estimates, including those related to bad debts, inventories, income taxes, impairment of long-lived assets, and contingencies and litigation. We base these estimates on historical experiences and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that the following critical accounting policies affect management's more significant judgments and estimates used in the preparation of its consolidated financial statements. For a detailed discussion on the application on these and other accounting policies see Note A to the consolidated financial statements included in this Annual Report. Certain of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty and actual results could differ from these estimates. These judgments are based on our historical experience, terms of existing contracts, current economic trends in the industry, information provided by our customers, and information available from outside sources, as appropriate. Our critical accounting policies include:

In accordance with Statement of Financial Accounting Standards ("SFAS"), No. 94, "*Consolidation of All Majority-Owned Subsidiaries*," the financial statements of the Company's Canadian subsidiary, International Conduits, Ltd. (Icon) are not consolidated with the financial statements of the Company. As a result of the February 11, 2008 court appointed receivership of Icon's assets, we no longer controlled Icon as of that date. Accordingly, the accounts and operations of Icon in our consolidated financial statements are presented as assets and liabilities held in receivership and as the results of discontinued operations.

Our revenue recognition policies are in compliance with Staff Accounting Bulletin No. 104, "*Revenue Recognition in Financial* Statements" issued by the Securities and Exchange Commission. Revenue is recognized at the time product is shipped and title passes pursuant to the terms of the agreement with the customer, the amount due from the customer is fixed and collectability of the related receivable is reasonably assured. We established allowances to cover anticipated doubtful accounts and sales returns based upon historical experience.

Inventories are valued at the lower of market or cost. Cost is determined on the first-in first-out method. We have recorded a reserve for obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. Management reviews the reserve quarterly.

We currently have a foreign tax credit carryforward and deferred tax assets resulting from deductible temporary differences, which will reduce taxable income in future periods. We had previously provided a valuation allowance on the deferred tax assets associated with the future tax benefits such as foreign tax credits, foreign net operating losses, capital losses and net operating losses. A valuation allowance is required when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses and losses in recent years. Management has determined that a valuation allowance on the deferred tax assets is not warranted at March 31, 2009 and 2008.

We are subject to lawsuits and other claims, related to patents and other matters. Management is required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is based on a careful analysis of each individual issue with the assistance of outside legal counsel. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

Impairment of Long-Lived Assets: The Company's policy is to review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with SFAS No. 144, *"Accounting for Impairment or Disposal of Long-Lived Assets"*, ("SFAS No. 144"). The Company recognizes an impairment loss when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. The measurement of the impairment losses to be recognized is based upon the difference between the fair value and the carrying amount of the assets. During fiscal 2008, the company recognized impairment losses on assets held for sale of approximately $3,750,000, which is included in the loss from discontinued operations.

Income Taxes: In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"), *"Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109"* , which clarifies the accounting for uncertainty in tax positions. FIN 48 requires that the Company recognize the impact of a tax position in the Company's financial statements if that position is more likely than not to be sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 were adopted as of the beginning of the Company's 2008 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. See Note F, *Income Taxes.*

Recently Issued Accounting Pronouncements

Business Combinations: In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141(R), "Business Combinations," ("SFAS No. 141(R)"),which replaces SFAS No. 141 and issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements," ("SFAS No. 160"), an amendment of Accounting Research Bulletin No. 51. These two new standards will change the accounting for and the reporting for business combination transactions and noncontrolling (minority) interests in the consolidated financial statements, respectively. SFAS No. 141(R) will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS No. 160 will change the accounting and reporting for minority interests, which will be re-characterized as noncontrolling interests and classified as a component of equity. These two standards will be effective for the Company for financial statements issued for fiscal years beginning after December 31, 2008. SFAS 141(R) applies prospectively to business combinations from which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is required to record and disclose business combinations following existing GAAP until April 2009. SFAS 141R will have an impact on our accounting for business combinations once adopted, but the effect on our consolidated results of operations and financial position will be dependent upon the acquisitions, if any, that we make on or after April 1, 2009.

Fair Value Measurements: In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements, ("SFAS No. 157")*. SFAS No. 157 establishes a formal framework for measuring fair value under generally accepted accounting principles. Although SFAS No. 157 applies (amends) the provisions of existing FASB and other accounting pronouncements, it does not require any new fair value measurements nor does it establish valuation standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position No. 157-1 *("FSP 157-1")* which excludes SFAS No. 13, *Accounting for Leases*, and its related pronouncements that address leasing transactions from the scope of SFAS No. 157. Also in February 2008, the FASB issued FASB Staff Position No. 157-2 *("FSP 157-2")* which delays the effective date of SFAS No. 157 for all non-financial assets and liabilities, except those items recognized or disclosed at fair value on a recurring basis (at least annually). FSP 157-2 defers the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities for financial statements issued for fiscal years beginning after November 15, 2008. The FASB has issued a proposed FASB Staff Position No. 157-c, *("FSP 157-c)"*, that would provide guidance on measuring liabilities under SFAS No. 157. SFAS No. 157 does not have a material impact on the Company's consolidated financial position or results of operations.

The Fair Value Option for Financial Assets and Financial Liabilities: In February 2008, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, including an amendment of FASB Statements No. 115 (SFAS No. 159). SFAS No. 159 permits entities to choose, at specified election dates, to measure eligible items at fair value (the "fair value option"). A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting period. This accounting standard was effective for our fiscal year beginning April 1, 2008. The Company did not elect the fair value option under SFAS No. 159 for any of the financial instruments upon adoption.

FASB Statement 165, *Subsequent Events*, incorporates the accounting and disclosure requirements for subsequent events into U.S. GAAP. Statement 165 introduces new terminology, defines a date through which management must evaluate subsequent events, and lists the circumstances under which an entity must recognize and disclose events or transactions occurring after the balance-sheet date. Statement 165 is effective prospectively for interim or annual reporting periods ending after June 15, 2009. As Statement 165 is effective for interim periods, the Company will need to provide the new required disclosures beginning with the June 30, 2009 interim financial statements. The Company does not anticipate the adoption of this new standard will have a material impact on its disclosures.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our principal financial instrument is our Factoring Agreement which provides for interest at the factor's prime rate (3.25% at March 31, 2009). We are affected by market risk exposure primarily through the effect of changes in interest rates on amounts payable by us under our Factoring Agreement. A significant rise in the prime rate could materially adversely affect our business, financial condition and results of operations. For the fiscal year ended March 31, 2009, the highest amount of borrowing outstanding under the facility was $772,789. At March 31, 2009, we had no balance outstanding under the facility. We do not use derivative financial instruments to hedge against interest rate changes or for any other purpose.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and supplementary data required by this Item 8 are included in the Company's Consolidated Financial Statements and set forth in the pages indicated in Item 15(a) of this Annual Report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A(T). CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain a system of disclosure controls and procedures that is designed to provide reasonable assurance that information, which is required to be disclosed by us in the reports that we file or submit under the Securities and Exchange Act of 1934, as amended ("Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and is accumulated and communicated to management in a timely manner. Our Chief Executive Officer and Chief Financial Officer have evaluated this system of disclosure controls and procedures as of the end of the period covered by this annual report, and have concluded that the system is effective.

Management's Annual Report on Internal Control over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles (GAAP). Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP, and that the Company's receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Our Chief Financial Officer (with the participation of our Chief Executive Officer) conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of March 31, 2009.

Effective February 11, 2008, the assets, liabilities and operations of Icon were placed in receivership and thus are presented in discontinued operations as an unconsolidated subsidiary. Accordingly, internal control procedures relating to the unconsolidated Canadian subsidiary were not evaluated as a part of management's review of internal control over financial reporting as of March 31, 2009.

Management is aware that there is a lack of segregation of duties at the Company due to the small number of employees dealing with general administrative and financial matters. However, at this time management has decided that considering the employees involved and the control procedures in place, the risks associated with such lack of segregation are insignificant and the potential benefits of adding employees to clearly segregate duties do not justify the expenses associated with such increases. Management does not deem this rises to the level of a material weakness. Management will periodically review this situation.

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management's report in this Annual Report.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the fourth quarter of fiscal 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information with respect to the identity and business experience of the directors of the Company and their remuneration set forth in the section captioned "Election of Directors" in the Company's definitive Proxy Statement to be filed pursuant to Regulation 14A and issued in conjunction with the 2009 Annual Meeting of Stockholders (the "Proxy Statement") is incorporated herein by reference. The information with respect to the identity and business experience of executive officers of the Company is set forth in Part I of this Form 10-K. The information with respect to the Company's Audit Committee is incorporated herein by reference to the section captioned "Meetings and Committees of the Board of Directors" in the Proxy Statement. The information with respect to compliance with Section 16(a) of the Exchange Act is incorporated herein by reference to the section captioned "Compliance with Section 16(a) of the Exchange Act" in the Proxy Statement. The information with respect to the Company's Code of Ethics is incorporated herein by reference to the section captioned "Code of Ethics" in the Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated herein by reference to the sections captioned "Director Compensation" and "Executive Compensation" in the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item regarding security ownership is incorporated herein by reference to the sections captioned "Beneficial Ownership" and "Information Regarding Share Ownership of Management" in the Proxy Statement. Information required by this item regarding our equity compensation plans is incorporated herein by reference to the Section entitled "Executive Compensation" in the Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated herein by reference to the sections captioned "Transactions with Management", if any, and "Election of Directors" in the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated herein by reference to the section captioned "Independent Registered Public Accountants" in the Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)1. Financial Statements.

	Page
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets as of March 31, 2009 and 2008	F-2
Consolidated Statements of Operations for the Years Ended March 31, 2009, 2008 and 2007	F-3
Consolidated Statements of Shareholders' Equity for the Years Ended March 31, 2009, 2008 and 2007	F-4
Consolidated Statements of Cash Flows for the Years Ended March 31, 2009, 2008 and 2007	F-5
Notes to Consolidated Financial Statements	F-6

(a)2. Financial Statement Schedules.

Schedule II – Valuation of Qualifying Accounts	S-1

(a)3. Exhibits required to be filed by Item 601 of Regulation S-K.

Exhibit No.	
3.1	Articles of Incorporation (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended December 31, 1988, File No. 1-31747)
3.2	Articles Supplementary, filed October 14, 2003 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed October 31, 2002, file No. 1-31747)
3.3	Bylaws, as amended (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed June 13, 2008, file No. 1-31747)
10.1	Non-Qualified Stock Option Plan, as amended (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2003, File No. 1-31747)
10.2	Hong Kong Joint Venture Agreement, as amended (incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended March 31, 2003, File No. 1-31747)
10.3	Amended Factoring Agreement with CIT Group (successor to Congress Talcott, Inc.) dated November 14, 1999 (incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K for the year ended March 31, 2003, File No. 1-31747)
10.4	Amendment to Factoring Agreement with CIT Group (incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the Fiscal Year Ended March 31, 2007, File No. 1-31747)
10.5	Amendment to Factoring Agreement with CIT Group dated September 28, 2004 (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2004, File No. 1-31747)
10.6	Amended and Restated Factoring Agreement between the Registrant and The CIT Group/Commercial Services, Inc. ("CIT"), dated June 22, 2007 (substantially identical agreement entered into by the Registrant's wholly-owned subsidiary, USI Electric, Inc.) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 26, 2007, file No. 1-31747)
10.7	Amended and Restated Inventory Security Agreement between the Registrant and CIT, dated June 22, 2008 (substantially identical agreement entered into by the Registrant's wholly-owned subsidiary, USI Electric, Inc.) (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed June 26, 2008, file No. 1-31747)
10.8	Lease between Universal Security Instruments, Inc. and St. John Properties, Inc. dated November 4, 2008 for its office and warehouse located at 11407 Cronhill Drive, Suites A-D, Owings Mills, Maryland 21117 (incorporated by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q for the period ended December 31, 2008, File No. 1-31747)
10.9	Amendment to Lease between Universal Security Instruments, Inc. and St. John Properties, Inc. dated June 23, 2009*
10.10	Amended and Restated Employment Agreement dated July 18, 2007 between the Company and Harvey B. Grossblatt (incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2007, File No. 1-31747)
14	Code of Ethics (incorporated by reference to Exhibit 14 to the Company's Annual Report on Form 10-K for the year ended March 31, 2004, File No. 1-31747)
21	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 to the Company's Annual Report on Form 10-K for the year ended March 31, 2007, File No. 1-31747)
23.1	Consent of Grant Thornton LLP*
23.2	Consent of Grant Thornton LLP (Hong Kong)*
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer*

31.2 Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer*

32.1 Section 1350 Certifications (incorporated by reference to Exhibit 21 to the Company's Annual Report on Form 10-K for the year ended March 31, 2007, File No. 1-31747)

99.1 Press Release dated June 23, 2009*

*Filed herewith

(c) Financial Statements Required by Regulation S-X.

Separate financial statements of the Hong Kong Joint Venture

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

UNIVERSAL SECURITY INSTRUMENTS, INC.

June 23, 2009

By: /s/ Harvey B. Grossblatt
Harvey B. Grossblatt
President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Harvey B. Grossblatt Harvey B. Grossblatt	President, Chief Executive Officer and Director	June 23, 2009
/s/ James B. Huff James B. Huff	Chief Financial Officer	June 23, 2009
/s/ Cary Luskin Cary Luskin	Director	June 23, 2009
/s/ Ronald A. Seff Ronald A. Seff	Director	June 23, 2009
/s/ Ira Bormel Ira Bormel	Director	June 23, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Universal Security Instruments, Inc.

We have audited the accompanying consolidated balance sheets of Universal Security Instruments, Inc. (a Maryland Corporation) and subsidiaries (the Company) as of March 31, 2009 and 2008, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2009. Our audits of the basic financial statements included the financial statement schedule listed in the index appearing under Item 15(a)(2). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Universal Security Instruments, Inc. and subsidiaries as of March 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ GRANT THORNTON LLP

Baltimore, Maryland

June 22, 2009

UNIVERSAL SECURITY INSTRUMENTS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

ASSETS	March 31 2009	March 31 2008
CURRENT ASSETS		
Cash and cash equivalents	$ 284,030	$ 3,863,784
Accounts receivable:		
Trade less allowance for doubtful accounts of $95,927 at March 31, 2009 and $15,000 at March 31, 2008	55,779	146,022
Other receivables	97,780	282,083
Receivable from Hong Kong Joint Venture	312,257	115,656
	465,816	543,761
Amount due from factor	4,610,401	5,600,408
Inventories, net of allowance for obsolete inventory of $204,309 at March 31, 2009 and $40,000 at March 31, 2008	8,997,231	5,357,488
Prepaid expenses	255,745	206,197
Assets held in receivership	202,565	2,850,731
TOTAL CURRENT ASSETS	14,815,788	18,422,369
DEFERRED TAX ASSET	2,141,702	1,914,136
INVESTMENT IN HONG KONG JOINT VENTURE	10,550,373	9,986,579
PROPERTY AND EQUIPMENT – NET	251,366	130,347
OTHER ASSETS	18,449	15,486
TOTAL ASSETS	$27,777,678	$30,468,917
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 794,365	$ 777,342
Hong Kong Joint Venture accounts payable	1,967,073	1,687,950
Accrued liabilities:		
Litigation reserve	401,592	401,592
Payroll and employee benefits	148,071	158,057
Commissions and other	202,789	105,431
Liabilities held in receivership	202,565	7,823,450
TOTAL CURRENT LIABILITIES	3,716,455	10,953,822
Long-term obligation - other	95,324	91,160
COMMITMENTS AND CONTINGENCIES	-	-
SHAREHOLDERS' EQUITY		
Common stock, $.01 par value per share; authorized 20,000,000 shares; issued and outstanding, 2,408,220 shares at March 31, 2009 and 2,487,867 shares at March 31, 2008	24,083	24,879
Additional paid-in capital	13,186,436	13,453,378
Retained earnings	10,755,380	5,890,023
Other comprehensive income	-	55,655
TOTAL SHAREHOLDERS' EQUITY	23,965,899	19,423,935
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$27,777,678	$30,468,917

The accompanying notes are an integral part of these consolidated financial statements

UNIVERSAL SECURITY INSTRUMENTS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended March 31		
	2009	2008	2007
Net sales	$ 26,097,596	$33,871,362	$32,934,388
Cost of goods sold – acquired from Joint Venture	19,363,886	22,530,867	14,870,683
Cost of goods sold - other	633,740	3,470,439	7,634,389
GROSS PROFIT	6,099,970	7,870,056	10,429,316
Research and development expense	435,750	364,510	296,502
Selling, general and administrative expense	5,297,284	6,124,213	6,546,609
Operating income	366,936	1,381,333	3,586,205
Other income (expense):			
Interest expense	(32,198)	(46,349)	-
Interest income	37,228	16,155	21,991
	5,030	(30,194)	21,991
INCOME BEFORE EQUITY IN EARNINGS OF JOINT VENTURE	371,966	1,351,139	3,608,196
Equity in earnings of Hong Kong Joint Venture	1,529,752	1,985,845	3,845,960
Income from continuing operations before income taxes	1,901,718	3,336,984	7,454,156
Provision for income tax expense	(459,382)	(512,235)	(1,360,790)
INCOME FROM CONTINUING OPERATIONS	1,442,336	2,824,749	6,093,366
Discontinued operations			
Income (loss) from the discontinued Canadian subsidiary (including impairment loss of $9,013,990 in 2008)	2,481,318	(10,242,663)	(590,139)
Income tax benefit – discontinued operations	941,703	1,849,000	30,031
Income (loss) from discontinued operations	3,423,021	(8,393,663)	(560,108)
NET INCOME (LOSS)	$ 4,865,357	$ (5,568,914)	$5,533,258
Income (loss) per share:			
Basic – from continuing operations	$0.58	$ 1.14	$2.54
Basic – from discontinued operations	$1.39	$(3.38)	$(0.23)
Basic – net income (loss)	$1.97	$(2.24)	$2.31
Diluted – from continuing operations	$0.58	$ 1.13	$2.45
Diluted – from discontinued operations	$1.38	$(3.35)	$(0.23)
Diluted – net income (loss)	$1.96	$(2.23)	$2.23
Shares used in computing net income (loss) per share:			
Basic	2,466,983	2,484,192	2,398,284
Diluted	2,471,807	2,502,017	2,484,606

The accompanying notes are an integral part of these consolidated financial statements

UNIVERSAL SECURITY INSTRUMENTS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock					
	Shares	Amount	Additional Paid-In Capital	Retained Earnings	Other Comprehensive Income	Total
Balance at March 31, 2007	2,475,612	$24,756	$13,214,025	$11,545,304	$(112,204)	$24,671,881
Recognition of uncertain tax provisions	-	-	-	(86,367)	-	(86,367)
Issuance of common stock from the exercise of employee stock options	12,255	123	126,555	-	-	126,678
Stock based compensation	-	-	19,863	-	-	19,863
Comprehensive income:						
Effect of currency translation	-	-	-	-	167,859	-
Net loss	-	-	-	(5,568,914)	-	(5,401,055)
Tax benefit from exercise of stock options	-	-	92,935	-	-	92,935
Balance at March 31, 2008	2,487,867	$24,879	$13,453,378	$ 5,890,023	$ 55,655	$19,423,935
Stock based compensation	-	-	11,230	-	-	11,230
Comprehensive income:						
Effect of currency translation	-	-	-	-	(55,655)	-
Net income	-	-	-	4,865,357	-	4,809,702
Repurchase of common stock	(79,647)	(796)	(278,172)	-	-	(278,968)
Balance at March 31, 2009	2,408,220	$24,083	$13,186,436	$10,755,380	-	$23,965,899

UNIVERSAL SECURITY INSTRUMENTS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended March 31,		
CASH FLOWS FROM OPERATING ACTIVITIES	2009	2008	2007
OPERATING ACTIVITIES			
Net income (loss)	$4,865,357	$(5,568,914)	$5,533,258
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Operations of discontinued subsidiary	(3,431,654)	7,904,780	(167,374)
Depreciation and amortization	49,210	46,503	39,449
Stock based compensation	11,230	19,863	29,411
Increase in deferred taxes	(227,566)	(1,157,711)	(280,040)
Earnings of the Hong Kong Joint Venture	(1,529,752)	(1,985,845)	(3,845,960)
Changes in operating assets and liabilities:			
Decrease (increase) in accounts receivable and amounts due from factor	1,067,952	2,329,219	(3,084,166)
(Increase) decrease in inventories	(3,639,743)	3,347,828	(4,643,230)
(Increase) decrease in prepaid expenses	(49,548)	(64,620)	55,286
Increase (decrease) in accounts payable and accrued expenses	383,518	(2,524,540)	2,994,038
(Increase) decrease in other assets	(2,963)	3,000	(3,000)
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(2,503,959)	2,349,563	(3,372,328)
INVESTING ACTIVITIES:			
Cash distributions from Joint Venture	965,958	1,071,549	1,914,535
Purchase of equipment	(170,229)	(30,778)	(123,309)
Activities of discontinued subsidiary	2,590,722	(1,584,733)	(3,194,185)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	3,386,451	(543,962)	(1,402,959)
FINANCING ACTIVITIES:			
Activities of discontinued subsidiary	(4,187,444)	4,012,046	(2,087,661)
Repurchase of common stock	(278,968)	-	-
Borrowing from factor	-	-	2,254,966
Principal payment of notes payable	-	(2,254,966)	-
Proceeds from issuance of common stock from exercise of employee stock options	-	126,678	585,658
Increase in long-term debt	4,166	-	-
Tax benefit from exercise of stock options	-	92,935	1,029,189
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(4,462,246)	1,976,693	1,782,152
Effects of exchange rate on cash	-	81,490	(22,356)
(DECREASE) INCREASE IN CASH	(3,579,754)	3,863,784	(3,015,491)
Cash at beginning of period	3,863,784	-	3,015,491
CASH AT END OF PERIOD	$ 284,030	$3,863,784	$ -
Supplemental information:			
Interest paid	$ 32,198	$ 46,349	$ 23,750
Income taxes recovered (paid)	$ 520,558	$ (227,000)	$ (109,500)
Non-cash investing transactions:			
Offset of trade payables due the Hong Kong Joint Venture in lieu of cash distributions	$ -	$ 250,000	$ 250,000

The accompanying notes are an integral part of these consolidated financial statements

UNIVERSAL SECURITY INSTRUMENTS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Universal Security Instruments, Inc.'s primary business is the sale of smoke alarms and other safety products to retailers, wholesale distributors and to the electrical distribution trade which includes electrical and lighting distributors as well as manufactured housing companies. The Company imports all of its safety and other products from foreign manufacturers. The Company, as an importer, is subject to numerous tariffs which vary depending on types of products and country of origin, changes in economic and political conditions in the country of manufacture, potential trade restrictions and currency fluctuations. During the third quarter of fiscal 2007, the Company acquired two Canadian subsidiaries, International Conduit, Inc. (Icon) and Intube, Inc. (Intube), whose primary business is the manufacture and sale of EMT steel conduit to the commercial construction market in Canada and in the United States. On February 11, 2008, the assets of Icon were placed under the direction of a court appointed receiver, the operations of Icon were suspended and the assets of Icon are classified as Assets held for sale in the consolidated balance sheet. Accordingly, the consolidated financial statements and the related note disclosures reflect the operations of Icon as discontinued operations for all periods presented.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The assets, liabilities and operations of International Conduits, Ltd (the discontinued subsidiary) held in receivership are not consolidated and are shown in the consolidated financial statements as assets and liabilities held in receivership and as the results from discontinued operations. All significant intercompany accounts and transactions have been eliminated in consolidation. We believe that our 50% ownership interest in the Hong Kong Joint Venture allows us to significantly influence the operations of the Hong Kong Joint Venture. As such, we account for our interest in the Hong Kong Joint Venture using the equity method of accounting. We have included our investment balance as a non-current asset and have included our share of the Hong Kong Joint Venture's income in our consolidated statement of operations. The investment and earnings are adjusted to eliminate intercompany profits.

Use of Estimates: In preparing financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition: We recognize sales upon shipment of products, when title has passed to the buyer, net of applicable provisions for any discounts or allowances. We recognize revenue when the following criterion are met: evidence of an arrangement, fixed and determinable fee, delivery has taken place, and collectability is reasonably assured. Customers may not return, exchange or refuse acceptance of goods without our approval. We have established allowances to cover anticipated doubtful accounts based upon historical experience.

Warranties: We generally provide warranties, on the safety products, from one to ten years to the non-commercial end user on all products sold. The manufacturers of our safety products provide us with a one-year warranty on all products we purchase for resale. Claims for warranty replacement of products beyond the one-year warranty period covered by the manufacturers have not been historically material and we do not record estimated warranty expense or a contingent liability for warranty claims.

Stock-Based Compensation: As of March 31, 2009, under the terms of the Company's Non-Qualified Stock Option Plan, as amended, 1,170,369 shares of our common stock are reserved for the granting of stock options, of which 1,149,638 have been issued, of which 72,422 are presently exercisable.

Fair Value Determination. Under SFAS No. 123R, we have elected to continue using the Black-Scholes option pricing model to determine fair value of our awards on date of grant. We will reconsider the use of the Black-Scholes model if additional information becomes available in the future that indicates another model would be more appropriate, or if grants issued in future periods have characteristics that cannot be reasonably estimated under this model. The following significant assumptions have been used in the Black-Scholes model: a risk-free rate of return of .50 to 4%, an expected term of four to five years and a stock price volatility index of 60 to 65 percent.

Stock Option Activity. During the fiscal year ended March 31, 2009, 25,000 stock options were granted and no options were granted during the fiscal years ended March 31, 2008 or 2007.

Stock Compensation Expense. We have elected to continue straight-line amortization of stock-based compensation expense over the requisite service period. Prior to the adoption of SFAS No. 123R, we recognized the effect of forfeitures in our pro forma disclosures as they occurred. In accordance with the new standard, we have estimated forfeitures and are only recording expense on shares we expect to vest. For the fiscal year ended March 31, 2009, we recorded $11,230 of stock-based compensation cost as general and administrative expense in our statement of operations. No forfeitures have been estimated.

As of March 31, 2009, the unrecognized compensation cost related to share-based compensation arrangements that we expect to vest is $45,628, and will be amortized ratably over two years. The aggregate intrinsic value of currently exercisable options was $108,010 at March 31, 2009.

Research and Development: Research and development costs are charged to operations as incurred.

Discontinued Operations: We report discontinued operations in accordance with the guidance of SFAS No. 144, "Accounting for the Impairment or Disposal or Long-Lived Assets." Accordingly, we report businesses or asset groups as discontinued operations when we commit to a plan to divest the business or asset group and the sales of the business or asset group is deemed probable within the next 12 months.

Discontinued operations include our unconsolidated subsidiary, International Conduits, Ltd. which was placed into receivership in the fourth quarter of 2008. The results of this business, including the loss on impairment, have been presented as discontinued operations for all periods presented.

The consolidated statements of income include the following in discontinued operations:

	Year ended March 31,		
	2009	2008	2007
Net Sales	$ -	$ 9,729,076	$2,889,000
Income (loss) before income taxes (including asset impairment loss of $9,013,990 in 2008)	2,481,318	(10,242,663)	(590,139)
Income tax benefit	941,703	1,849,000	30,031
Income (loss) from discontinued operations	$ 3,423,021	$ (8,393,663)	$ (560,108)

The major classes of assets and liabilities held in receivership reported as discontinued operations included in the accompanying consolidated balance sheets are shown below.

	Year ended March 31,		
Assets	2009	2008	2007
Cash	$202,565	$ 823,550	$ 240,545
Trade receivables, net	-	371,793	1,263,177
Inventories	-	817,022	2,613,418
	-		
Property, plant and equipment, net	-	831,555	2,883,988
Other assets	-	6,811	1,880,793
Assets of discontinued operations	202,565	2,850,731	8,881,921
Liabilities:			
Accounts payable, trade and other	202,565	3,344,624	3,522,549
Notes payable – bank	-	4,478,826	-
Liabilities of discontinued operations	$202,565	$7,823,450	$3,522,549

The consolidated asset impairment loss included a write down of inventories, trade accounts receivable, and other assets to their net realizable value, in addition to the write down of property, plant and equipment and the write down of goodwill. Specifically, the impairment loss recorded on the books of Icon included the following:

Property plant and equipment	$3,750,000
Goodwill	1,926,696
Inventory	1,572,249
Accounts receivable	441,831
Costs of disposal	1,323,214
Total	$9,013,990

In October 2006, we formed 2113824 Ontario, Inc., an Ontario corporation, as a wholly-owned subsidiary of the Company for the purpose of acquiring a two-thirds interest in two Canadian corporations, International Conduits, Ltd. (Icon) and Intube, Inc. (Intube). Icon and Intube were based in Toronto, Canada and manufactured and distributed electrical mechanical tubing (EMT) steel conduit. Icon also sold home safety products, primarily purchased from the Company, in the Canadian market. The primary purpose of the Icon and Intube acquisition was to expand our product offerings to include EMT steel conduit, and to provide this product and service to the commercial construction market. On April 2, 2007, Icon and Intube were merged under the laws of Ontario to form one corporation.

In June 2007, Icon entered into a credit agreement with CIT Financial, Ltd. to provide a term loan and a line of credit facility. These loans were secured by all of the assets of Icon and by the corporate guarantees of the Company and our USI Electric subsidiary.

At the time of our investment in Icon, we projected that our established U.S. sales network would allow us to increase sales of EMT to U.S. customers. Despite our efforts, Icon suffered continuing losses, and we were not successful in increasing Icon's sales in the face of competition and a downturn in the housing market. On January 29, 2008, Icon received notice from CIT Financial, Ltd. (CIT Canada), Icon's principal and secured lender, that Icon was in default under the terms of the Credit Agreement dated June 22, 2007 between Icon and CIT Canada and demanding immediate payment of all of Icon's obligations to CIT Canada under the Credit Agreement. On February 11, 2008, the assets of Icon were placed under the direction of a court appointed receiver, and the operations of Icon were suspended. Accordingly, the assets and liabilities of Icon are not consolidated in the financial statements of the Company and are classified as assets held in receivership. Our consolidated financial statements and the related note disclosures reflect the operations of Icon as discontinued operations for all periods presented.

As a result of continuing losses at Icon, we undertook an evaluation of the goodwill from our acquisition of Icon to determine whether the value of the goodwill has been impaired in accordance with FAS No. 142, "*Goodwill and Other Intangible Assets*". Based on that evaluation, we determined that the value of the goodwill from our acquisition of Icon was impaired, and we recognized an impairment charge of US$1,926,696 for the goodwill. In addition, as a result of Icon's receivership and the steps taken to liquidate Icon's assets, the non-cash assets of Icon were written down to their estimated net realizable value and a further impairment charge of US$7,087,297 was recognized as of March 31, 2008. These impairments have been recorded in discontinued operations in the consolidated statements of operations for the fiscal year ended March 31, 2008.

On September 22, 2008, Icon's obligations were settled in the receivership action by Ontario Superior Court order. As a result of the settlement of Icon's obligations, a gain of CAD$5,101,674 (US$4,910,718) was realized by Icon in the quarter ended September 30, 2008. Approximately US$3,000,000 of the gain related to extinguishment of liabilities due to unsecured creditors. The company applied guidance in FAS 140 , *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, and determined that a legal release of the liabilities had been achieved to allow recognition of the gain on extinguishment of liabilities. This gain was partially offset in consolidation by the US$1,518,375 after-tax effect loss recognized by the Company in settlement of its guarantee of Icon's secured debt and other losses attributable to the Icon discontinued operation to arrive at income from discontinued operations of $3,423,021 for the fiscal year ended March 31, 2009.

At March 31, 2009, the remaining assets of Icon held by the receiver consist of cash of $202,565. The liabilities of Icon held by the receiver include a claim by a supplier and other secured amounts payable of $202,565. The total liabilities of Icon at March 31, 2009 are $202,565.

The major classes of assets and liabilities held in receivership reported as discontinued operations included in the accompanying consolidated balance sheets shown below.

Assets	March 31, 2009	March 31, 2008
Cash	$202,565	$ 823,550
Trade receivables, net	0	371,793
Inventories	0	817,022
Property, plant and equipment – net	0	831,555
Other assets	0	6,811
Assets of discontinued operations	$202,565	$2,850,731
Liabilities		
Accounts payable, trade and other	$202,565	$3,344,624
Notes payable – bank	0	4,478,826
Liabilities of discontinued operations	$202,565	$7,823,450

In the accompanying consolidated financial statements, the results of Icon for the fiscal years ended March 31, 2009 and 2008 have been restated and are presented as the results of discontinued operations, and certain other prior year amounts have been reclassified in order to conform with the current year's presentation.

Business Segments: The electrical and smoke alarm business is operated by management as one segment.

Accounts Receivable: In September, 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS No. 140), which is effective for transfers of financial assets occurring after March 31, 2001.

In fiscal year 2002, the Company achieved the sales criteria of SFAS No. 140, and, as such, amounts transferred under the Company's Factoring Agreement are treated as sales.

Beginning in fiscal year 2002, with the achievement of SFAS 140 sales criteria, the Company nets the factored accounts receivable with the corresponding advance from the Factor, showing the amount net in its consolidated balance sheet.

The Company sells trade receivables on a pre-approved non-recourse basis to the Factor under the Factoring Agreement on an ongoing basis. Factoring charges recognized on sales of receivables are included in selling, general and administrative expenses in the consolidated statements of income and amounted to $149,597, $223,214 and $279,692 for the years ended March 31, 2009, 2008 and 2007, respectively. The Agreement for the sale of accounts receivable provides for continuation of the program on a revolving basis until terminated by one of the parties to the Agreement.

Shipping and Handling Fees and Costs: The Company includes shipping and handling fees billed to customers in net sales. Shipping and handling costs associated with inbound freight are included in cost of goods sold. Shipping and handling costs associated with outbound freight are included in selling, general and administrative expenses and totaled $528,643, $726,660 and $1,042,899 in fiscal years 2009, 2008 and 2007, respectively.

Inventories: Inventories are stated at the lower of cost (first-in, first-out method) or market. Included as a component of finished goods inventory are additional non-material costs. These costs include overhead costs, freight, import duty and inspection fees of $953,895 and $452,856 at March 31, 2009 and 2008, respectively. Inventories are shown net of an allowance for inventory obsolescence of $204,309 as of March 31, 2009 and $40,000 as of March 31, 2008.

The Company reviews inventory quarterly to identify slow moving products and valuation allowances are adjusted when deemed necessary.

Property and Equipment: Property and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided by using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. The estimated useful lives for financial reporting purposes are as follows:

Automotive and truck equipment	-	Shorter of term of lease or life of asset
Leasehold improvements	-	Shorter of term of lease or life of asset
Machinery and equipment	-	5 to 10 years
Furniture and fixtures	-	5 to 15 years
Computer equipment	-	5 years

Impairment of Long-Lived Assets: The Company's policy is to review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards ("SFAS"), SFAS No. 144, *"Accounting for Impairment or Disposal of Long-Lived Assets"*, ("SFAS No. 144"). The Company recognizes an impairment loss when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. The measurement of the impairment losses to be recognized is based upon the difference between the fair value and the carrying amount of the assets. During fiscal 2008, the company recognized impairment losses on property and equipment included in assets of approximately $3,750,000, which is included in the loss from discontinued operations.

Income Taxes: The Company recognizes a liability or asset for the deferred tax consequences of temporary differences between the tax basis of assets or liabilities and their reported amounts in the financial statements. These temporary differences will result in taxable or deductible amounts in future years when the reported amounts of the assets or liabilities are recovered or settled. The deferred tax assets are reviewed periodically for recoverability and valuation allowances are provided, as necessary.

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"), *"Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109"*, which clarifies the accounting for uncertainty in tax positions. FIN 48 requires that the Company recognize the impact of a tax position in the Company's financial statements if that position is more likely than not to be sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are effective as of the beginning of the Company's 2007 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. See Note F, *Income Taxes*.

Recently Issued Accounting Pronouncements:

Business Combinations: In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141(R), "Business Combinations," ("SFAS No. 141(R)"),which replaces SFAS No. 141 and issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements," ("SFAS No. 160"), an amendment of Accounting Research Bulletin No. 51. These two new standards will change the accounting for and the reporting for business combination transactions and noncontrolling (minority) interests in the consolidated financial statements, respectively. SFAS No. 141(R) will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS No. 160 will change the accounting and reporting for minority interests, which will be re-characterized as noncontrolling interests and classified as a component of equity. These two standards will be effective for the Company for financial statements issued for fiscal years beginning after December 31, 2008. SFAS 141(R) applies prospectively to business combinations from which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is required to record and disclose business combinations following existing GAAP until April 2009. SFAS 141R will have an impact on our accounting for business combinations once adopted, but the effect on our consolidated results of operations and financial position will be dependent upon the acquisitions, if any, that we make on or after April 1, 2009.

Fair Value Measurements: In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements, ("SFAS No. 157")*. SFAS No. 157 establishes a formal framework for measuring fair value under generally accepted accounting principles. Although SFAS No. 157 applies (amends) the provisions of existing FASB and other accounting pronouncements, it does not require any new fair value measurements nor does it establish valuation standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position No. 157-1 *("FSP 157-1")* which excludes SFAS No. 13, *Accounting for Leases*, and its related pronouncements that address leasing transactions from the scope of SFAS No. 157. Also in February 2008, the FASB issued FASB Staff Position No. 157-2 *("FSP 157-2")* which delays the effective date of SFAS No. 157 for all non-financial assets and liabilities, except those items recognized or disclosed at fair value on a recurring basis (at least annually). FSP 157-2 defers the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities for financial statements issued for fiscal years beginning after November 15, 2008. The FASB has issued a proposed FASB Staff Position No. 157-c, *("FSP 157-c)"*, that would provide guidance on measuring liabilities under SFAS No. 157. SFAS No. 157 does not have a material impact on the Company's consolidated financial position or results of operations.

The Fair Value Option for Financial Assets and Financial Liabilities: In February 2008, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, including an amendment of FASB

Statements No. 115 (SFAS No. 159). SFAS No. 159 permits entities to choose, at specified election dates, to measure eligible items at fair value (the "fair value option"). A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting period. This accounting standard was effective for our fiscal year beginning April 1, 2008. The Company did not elect the fair value option under SFAS No. 159 for any of the financial instruments upon adoption.

Subsequent Events: FASB Statement 165, *Subsequent Events*, incorporates the accounting and disclosure requirements for subsequent events into U.S. GAAP. Statement 165 introduces new terminology, defines a date through which management must evaluate subsequent events, and lists the circumstances under which an entity must recognize and disclose events or transactions occurring after the balance-sheet date. Statement 165 is effective prospectively for interim or annual reporting periods ending after June 15, 2009. As Statement 165 is effective for interim periods, the Company will need to provide the new required disclosures beginning with the June 30, 2009 interim financial statements. The Company does not anticipate the adoption of this new standard will have a material impact on its disclosures.

Foreign currency: The Company translates the accounts of its subsidiaries denominated in foreign currencies at the applicable exchange rate in effect at the year end date for balance sheet purposes and at the average exchange rate for the period for statement of income purposes. The related translation adjustments in accumulated other comprehensive income in shareholder's equity are reported in accumulated other comprehensive income in shareholders' equity. Transaction gains and losses arising from transactions denominated in foreign currencies are included in the results of operations. The Company maintains cash in foreign banks of $1,590 to support its operations in Hong Kong.

Net Income per Share: The Company reports basic and diluted earnings per share. Basic earnings per share is computed by dividing net income for the period by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income for the period by the weighted number of common shares and common share equivalents outstanding (unless their effect is anti-dilutive) for the period. All common share equivalents are comprised of exercisable stock options.

		March 31,	
	2009	2008	2007
Weighted average number of common shares outstanding for basic EPS	2,466,983	2,484,192	2,398,284
Shares issued upon assumed exercise of outstanding stock options	4,824	17,825	86,322
Weighted average number of common and common equivalent shares outstanding for diluted EPS	2,471,807	2,502,017	2,484,606

Goodwill: Goodwill represents the excess of the purchase price above the fair value of the net assets acquired. Goodwill is evaluated for impairment annually or when events or circumstances occur indicating that goodwill might be impaired. In accordance with FAS No. 142, "Goodwill and Other Intangible Assets," the evaluation is a two-step process that begins with an estimation of the fair value of the reporting units. The first step assesses potential impairment and the second step measures that impairment. The measurement of possible impairment is based on the comparison of the fair value of each reporting unit with the book value of its assets.

During the third quarter ended December 31, 2007, the Company conducted an evaluation of goodwill acquired with the acquisition of the Canadian subsidiary (Icon) in accordance with FAS No. 142 "Goodwill and Other Intangible Assets." Based on the trend of lower than forecast sales of mechanical tubing products in the U.S. and Canadian markets, and continuing operation and cash flow losses, the Company recorded an impairment loss of $1,926,696, reducing goodwill recorded by our Canadian subsidiary to zero at December 31, 2007. The impairment loss was recorded in loss from discontinued operations on the consolidated statement of operations.

NOTE B - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	March 31, 2009	March 31, 2008
Leasehold improvements	$166,147	$ 73,535
Machinery and equipment	163,106	163,106
Furniture and fixtures	251,611	244,994
Computer equipment	198,637	196,246
	779,501	677,881
Less accumulated depreciation and amortization	(528,135)	(547,534)
	$251,366	$130,347

Deprecation and amortization expense totaled $49,210, $46,503 and $39,449 for fiscal years ended March 31, 2009, 2008 and 2007, respectively.

NOTE C - INVESTMENT IN THE HONG KONG JOINT VENTURE

The Company holds a 50% interest in a Joint Venture with a Hong Kong Corporation, which has manufacturing facilities in the People's Republic of China, for the manufacturing of consumer electronic products. As of March 31, 2009, the Company has an investment balance of $10,550,373 for its 50% interest in the Hong Kong Joint Venture. There are no material Hong Kong – US GAAP differences in the Hong Kong Joint Venture's accounting policies.

The following represents summarized financial information derived from the audited financial statements of the Hong Kong Joint Venture as of March 31, 2009 and 2008 and for the years ended March 31, 2009, 2008 and 2007.

	March 31, 2009	March 31, 2008
Current assets	$14,299,857	$14,169,626
Property and other assets	13,003,698	10,334,906
Total	$27,303,555	$24,504,532
Current liabilities	$ 5,148,658	$ 5,215,755
Non-current liabilities	51,400	82,314
Equity	22,103,497	19,206,463
Total	$27,303,555	$24,504,532

	For the Year Ended March 31, 2009	2008	2007
Net sales	$36,161,337	$30,144,148	$41,151,055
Gross profit	9,594,405	7,555,705	13,753,123
Net income	4,011,404	3,270,926	8,377,365

During the years ended March 31, 2009, 2008 and 2007, the Company purchased $22,861,649, $20,765,906, and $19,085,353, respectively, of finished product from the Hong Kong Joint Venture, which represents 97.3%, 79.9% and 46%, respectively, of the Company's total finished product purchases for the years ended at March 31, 2009, 2008 and 2007. Amounts due the Hong Kong Joint Venture included in Accounts Payable totaled $1,967,073 and $1,687,950 at March 31, 2009 and 2008, respectively. Amounts due from the Hong Kong Joint Venture included in Accounts Receivable totaled $312,257 and $115,656 at March 31, 2009 and 2008, respectively.

The Company incurred interest costs charged by the Hong Kong Joint Venture of $0, $16,964 and $25,000 during the years ended March 31, 2009, 2008 and 2007, respectively, related to its purchases. The Company's investment in the Hong Kong Joint Venture as recorded o the Company's Consolidated Balance sheets has been adjusted by the intercompany profit of the Hong Kong Joint Venture in the Inventory of the Company.

NOTE D - AMOUNTS DUE FROM FACTOR

The Company sells certain of its trade receivables on a pre-approved, non-recourse basis to a Factor. Since these are sold on a non-recourse basis, the factored trade receivables and related repayment obligations are not separately recorded in the Company's consolidated balance sheets. The Agreement provides for financing of up to a maximum of $7,500,000 with the amount available at any one time based on 85% of uncollected non-recourse receivables sold to the factor and 45% of qualifying inventory. Financing of approximately $7,000,000 is available at March 31, 2009. Any outstanding amounts due to the factor are payable upon demand and bear interest at the prime rate of interest charged by the factor, which is 3.25% at March 31, 2009. Any amount due to the factor is also secured by the Company's inventory. There were no borrowings outstanding under this agreement at March 31, 2009.

Under this Factoring Agreement, the Company sold receivables of approximately $24,601,177 and $34,350,844 during the years ended March 31, 2009 and 2008, respectively. Gains and losses recognized on the sale of factored receivables include the fair value of the limited recourse obligation. The uncollected balance of non-recourse receivables held by the factor amounted to $4,610,401 and $5,600,408 at March 31, 2009 and 2008. The amount of the uncollected balance of non-recourse receivables borrowed by the Company as of March 31, 2009 and 2008 is $0 and $0, respectively. Collected cash maintained on deposit with the factor earns interest at the factor's prime rate of interest less three percentage points (effective rate 0.25% and 3.0%) at March 31, 2009 and 2008, respectively.

NOTE F - LEASES

During January 2009, the Company entered into an operating lease for its office and warehouse which expires in March 2019. This lease is subject to increasing rentals at 3% per year. The Company has the right to terminate the lease after five years for a one-time payment of $42,000. In February 2004, the Company entered into an operating lease for an approximately 2,600 square foot office in Naperville, Illinois. This lease expires in February 2012 with increasing rentals at 3% per year.

Each of the operating leases for real estate has renewal options with terms and conditions similar to the original lease. Rent expense, including common area maintenance, totaled $119,565, $113,357and $107,852 for the years ended March 31, 2009, 2008 and 2007, respectively.

	2010	2011	2012	2013	2014	Thereafter
Future minimum lease payments are as follows:	$146,754	$146,783	$147,782	$111,435	$111,704	$599,756

NOTE G – INCOME TAXES

The Company provides for Income Taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Accordingly, deferred income tax assets and liabilities are computed and recognized for those differences that have future tax consequences and will result in net taxable or deductible amounts in future periods. Deferred tax expense or benefit is the result of changes in the net asset or liability for deferred taxes. The deferred tax liabilities and assets for USI result primarily from reserves, inventories, accrued liabilities and changes in the unremitted earnings of the Hong Kong Joint Venture.

The Company adopted the provisions of FIN 48 on April 1, 2007. As a result of the implementation of FIN 48, the Company recognized a $86,000 increase in the liability for unrecognized tax benefits, which was accounted for as a reduction of the April 1, 2007 retained earnings balance. The total amount of unrecognized tax benefits as of the date of the adoption was approximately $86,000 and includes both income taxes and tax penalties. In years prior to fiscal 2008, interest and penalties related to adjustments to income taxes as filed have not been significant. The Company intends to include such interest and penalties in its tax provision.

For the fiscal year ended March 31, 2009, the Company has an accumulated net operating loss of approximately $1,440,114 that the Company will carryforward to offset future taxable income. The Company generated $157,249 of foreign tax credits for the period. In addition, $694,792 in foreign tax credits became available to carryforward as a result of the carryback of net operating losses to prior tax years. Accordingly, at March 31, 2009, the Company has $1,240,239 of foreign tax credit carryforward available to offset future federal income taxes.

For the fiscal year ended March 31, 2008, the Company generated a net operating loss of approximately $3,320,000 that the Company elected to carryback to offset prior taxable income. In addition, the Company generated $132,439 of foreign tax credits for the period. Accordingly, at March 31, 2008, the Company had $388,744 of foreign tax credit carryforward available to offset future federal income taxes.

At March 31, 2007, the Company had foreign tax credit carryforwards of $685,654 available as a result of foreign taxes paid on the repatriated earnings of the Hong Kong Joint Venture. In addition, the Company generated $236,628 of foreign tax credits during the fiscal year ended March 31, 2007. Approximately $534,084 of foreign tax credits were used to offset federal taxes at March 31, 2007, resulting in a remaining foreign tax credit carryforward available to offset future taxes of $388,198.

The components of income tax expense (benefit) from continuing operations for the Company are as follows:

		March 31,	
	2009	2008	2007
Current expense (benefit)			
U.S. Federal	$608,794	$581,300	$1,425,522
U.S. State	64,943	62,300	215,308
	673,737	643,600	1,640,830
Deferred expense (benefit)	(214,355)	(131,365)	(280,040)
Total income tax expense (benefit)	$459,382	$512,235	$1,360,790

Significant components of USI's deferred tax assets and liabilities are as follows:

	March 31,	
	2009	2008
Deferred tax assets:		
Financial statement accruals and allowances	$ 230,646	$ 210,297
Inventory uniform capitalization	123,298	63,052
Stock option compensation	7,477	7,477
Net operating loss carryforward	540,043	1,245,112
Foreign tax credit carryforward	1,240,239	388,198
Net deferred tax asset	$2,141,703	$1,914,136

The reconciliation between the statutory federal income tax provision and the actual effective tax provision for continuing operations is as follows:

		Years ended March 31,	
	2009	2008	2007
Federal tax (benefit) expense at statutory rate (34%) before loss carryforward	$646,584	$1,134,575	$2,534,402
Non-patriated earnings of Hong Kong Joint Venture	(114,275)	(282,251)	(635,549)
Foreign tax credit net of gross up for US portion of foreign taxes	(157,249)	(197,311)	(922,282)
Reversal of Canadian net operating loss benefit	-	-	40,410
State income tax (benefit) expense, net of federal tax effect	64,943	62,568	195,852
Permanent differences	19,379	13,419	14,543
Change in temporary differences	-	(218,765)	133,414
Provision for income tax expense (benefit)	$459,382	$ 512,235	$1,360,790

The Company files its income tax returns in the U.S. federal jurisdiction, and various state jurisdictions.

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on April 1, 2007. As a result of the implementation of Interpretation 48, the Company recognized approximately a $86,000 increase in the liability for unrecognized tax benefits, which was accounted for as a reduction to the April 1, 2007, balance of retained earnings. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at April 1, 2008	$ 236,000
Additions based on tax positions related to the current year	-
Additions for tax positions of prior years	-
Reductions for tax positions of prior years	-
Settlements	-
Balance at March 31, 2009	$236,000

The total liability for unrecognized tax benefits, as of March 31, 2009, was $245,324. That amount, if ultimately recognized, would reduce the Company's annual effective tax rate. The Company has concluded that none of this amount will be paid within the next 12 months.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits as income tax expense. Cumulatively, at March 31, 2009, the Company has accrued and recognized approximately $9,324 in interest and penalties, of which 4,164 is accrued for the fiscal year ended March 31, 2009.

NOTE H - SHAREHOLDERS' EQUITY

Common Stock - During the year ended March 31, 2008, the Company issued 12,255 shares of its common stock, all of which were issued on the exercise of employee stock options for total proceeds of $126,678.

Stock Repurchase Program – In July 2008, the Company announced a stock buyback program and authorized the purchase of up to 100,000 shares of common stock. Shares may be purchased from time to time under this program in the open market, through block trades and/or in negotiated transactions. Unless extended by the Company's Board of Directors, the program will terminate when 100,000 shares of common stock have been repurchased by the Company pursuant to the program (unless increased or decreased by the Board of Directors).

During the fiscal year ended March 31, 2009, 78,847 shares were repurchased under this program. Subsequent to March 31, 2009, an additional 21,133 shares were repurchased, resulting in a total of 99,980 shares repurchased at an average price of $3.71 per share.

Stock Options - Under terms of the Company's now expired 1978 Non-Qualified Stock Option Plan, as amended, 1,170,369 shares of common stock are reserved for the granting of stock options, of which 1,149,638 shares have been issued as of March 31, 2009. Under provisions of the Plan, a committee of the Board of Directors determines the option price and the dates exercisable. All options expire five years from the date of grant and have an exercise price at least equal to the market price at the date of grant. The options usually vest at 25% a year over four years.

In March 2009, 25,000 options were issued at $3.25 for restricted shares of the Company's common stock. These options will be fully vested after one year with a right to exercise until March 2014.

The following tables summarize the status of outstanding stock options at March 31, 2009 and option transactions for the three years then ended:

Status as of March 31, 2009	Number of Shares
Presently exercisable	72,422
Exercisable in future years	25,000
Total outstanding	97,422
Outstanding options:	
Number of holders	16
Average exercise price per share	$10.47
Expiration dates	April 2009 to March 2014

Transactions for the Three Years Ended March 31, 2009:	Number of Shares	Weighted Average Exercise Price
Outstanding at March 31, 2007	101,176	
Granted	0	0.00
Canceled	0	0.00
Exercised	(12,255)	10.40
Outstanding at March 31, 2008	88,921	
Granted	25,000	3.25
Canceled	(16,499)	0.00
Exercised	-	0.00
Outstanding at March 31, 2009	97,422	

The following table summarizes information about stock options outstanding at March 31, 2009:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number of Shares	Weighted Average Exercise Price	Weighted Average Contract Life (Yrs)	Number of Shares	Weighted Average Exercise Price
$3.25	25,000	3.25	5.00	0	3.25
$7.68 to $9.99	4,666	8.27	0.31	4,666	8.27
$10.00 to $12.99	39,329	11.27	1.00	39,329	11.27
$13.00 to $16.09	28,427	16.09	2.00	28,427	16.09
	97,422			72,422	

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions; no annual dividends, expected volatility of 64.05%, risk-free interest rate of 0.5% and expected lives of five years. The weighted-average fair value of the stock options granted in 2006 was $8.29 per share.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of normal publicly traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

NOTE I - COMMITMENTS AND CONTINGENCIES

From time to time, the Company is involved in various lawsuits and legal matters. It is the opinion of management, based on the advice of legal counsel, that these matters will not have a material adverse effect on the Company's financial statements.

On June 11, 2003, Walter Kidde Portable Equipment, Inc. ("Kidde") filed a civil suit against the Company in the United States District Court for the Middle District of North Carolina (Case No. 03cv00537), alleging that certain of the Company's AC powered/battery backup smoke detectors infringe a patent acquired by Kidde (US 4,972,181). Kidde was seeking injunctive relief and damages to be determined at trial. On March 31, 2006, following numerous procedural and substantive rulings which the Company believes were favorable to the Company, Kidde obtained dismissal, without prejudice, of its suit. On November 28, 2005, prior to the March 31, 2006 dismissal of the original suit, Kidde filed a second lawsuit in the same court (Case No. 05cv1031) based on virtually identical infringement allegations as the earlier case. Discovery is now closed in this second case. Although the asserted patent is now expired, prior to its expiration, the Company sought and has now successfully obtained re-examination of the asserted patent in the United States Patent and Trademark Office (USPTO) largely based on the references cited and analysis presented by the Company which correspond to defenses raised in the litigation. In September, the USPTO rejected all of the claims asserted against the Company based on the references. Kidde responded to the rejection to which further action by the USPTO is pending. Kidde also filed for and the Court granted a stay of the litigation pending the conclusion of the reexamination. The USPTO action fully supports the Company's substantive position and its defenses to Kidde. The Company and its counsel believe that regardless of the outcome of the reexamination, the Company has significant defenses relating to the patent in suit. In the event of an unfavorable outcome, the amount of any potential loss to the Company is not yet determinable.

On June 25, 2008, Maple Chase Company which was acquired in January 2008 by United Technologies Corporation (which also owns Walter Kidde Portable Equipment, Inc.), filed a civil suit against the Company in the United States District Court for the Northern District of Illinois (Case No. 08cv3641) for patent infringement of Re 33920, a patent that expired in March of 2007. On January 13, 2009, the Court granted permission to substitute Kidde for Maple Chase as the party plaintiff. This action involves the same patent that formed the basis of the suit filed by Maple Chase against the Company in February 2004 (Case No. 03cv07205). In that case, the Company successfully sought and obtained reexamination of the asserted patent in the USPTO based on the references cited and analysis presented by the Company. In April 2005, the Court dismissed the earlier case subject to the outcome of the reexamination. After pending for more than three years and after the expiration of the patent, a Reexamination Certificate was granted confirming patentability of many of the claims and canceling the remaining claims. The 2008 case asserts infringement of the claims emerging out of reexamination and is in its preliminary stages where discovery has just commenced. The Company believes that it has meritorious and substantial technical defenses to the action and that it is entitled to a number of legal/equitable defenses due to the long period of inaction and acquiescence by Kidde/Maple Chase and its predecessors. The amount, if any, of potential loss to the Company is not yet determinable. The Company intends to vigorously defend the suit and press its pending counterclaims.

On August 21, 2008, Kidde again filed a civil suit against the Company for patent infringement (Case No. 08cv2202) but this time in the United States District Court for the District of Maryland. Kidde accuses the Company of infringement of US patent 6,791,453 by communication protocols for interconnected hazardous condition (smoke, heat and Carbon monoxide) alarms sold by the Company. The Company believes that it has meritorious and substantial technical defenses to the action. The amount, if any, of potential loss to the Company is not yet determinable. The Company intends to vigorously defend the suit and press its pending counter and third party claims.

On September 25, 2008, the Company with its Answer and Counterclaims to Kidde filed a third-party Complaint against United Technologies Corporation in the United States District Court for the District of Maryland in Case No. 08cv2202 for the predatory litigation campaign by the defendant and its subsidiary, Kidde. On December 17, 2008, the Company filed a motion to amend its Answer and Counterclaims seeking injunctive and antitrust damages which was unsuccessfully opposed by both Kidde and UTC. On March 31, 2009, Kidde filed a defective request for reexamination of the '453 patent. On April 9, 2009, after Kidde filed corrected papers, the re-examination request was formalized and is currently pending determination by the USPTO. Kidde has also recently filed a motion to stay the litigation pending the outcome of the Re-examination. The Company is opposing that pending motion. In April, the Court also issued a schedule requiring the parties to define, present and argue their respective patent claim interpretations over the summer and into the fall of 2009. Otherwise, the case is in the initial discovery phase. The Company intends to vigorously prosecute its claims.

NOTE J - MAJOR CUSTOMERS

The Company is primarily a distributor of safety products for use in home and business under both its tradenames and private labels for other companies. As described in Note C, the Company's purchased a majority of its products from its 50% owned Hong Kong Joint Venture.

The Company has one customer, The Home Depot, which represented 46.6%, 37.0% and 11.09% of the Company's product sales during the periods ended March 31, 2009, 2008 and 2007, respectively.

NOTE K - QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly Results of Operations (Unaudited):

The unaudited quarterly results of operations for fiscal years 2009 and 2008 are summarized as follows:

	Quarter Ended			
	June 30,	September 30,	December 31,	March 31,
2009				
Net sales	$6,192,801	$8,381,379	$5,595,049	$5,928,367
Gross profit	1,577,066	1,891,273	1,337,785	1,293,846
Income from continuing operations	457,139	656,301	292,513	36,383
Income (loss) from discontinued operations	(53,659)	3,434,913	-	41,767
Income per share from continuing operations:				
Basic	0.18	0.26	0.12	0.02
Diluted	0.18	0.26	0.12	0.02
Income (loss) per share from Discontinued operations:				
Basic	(0.02)	1.38	-	0.02
Diluted	(0.02)	1.38	-	0.02
Net income – basic	0.16	1.64	0.12	0.03
Net income - diluted	0.16	1.64	0.12	0.03
2008				
Net sales	10,449,343	8,967,740	7,776,986	6,677,293
Gross profit	2,715,334	1,942,354	1,825,486	1,386,882
Income (loss) from continuing operations	1,204,844	802,107	780,207	37,591
(Loss) from discontinued operations	(413,842)	(483,977)	(2,415,996)	(5,079,848)
Income per share from continuing operations:				
Basic	0.49	0.32	0.31	0.02
Diluted	0.48	0.32	0.31	0.02
(Loss) per share from discontinued operations:				
Basic	(0.17)	(0.19)	(0.97)	(2.04)
Diluted	(0.17)	(0.19)	(0.97)	(2.04)
Net income (loss) – basic	0.32	0.13	(0.66)	(2.02)
Net income (loss) – diluted	0.31	0.13	(0.66)	(2.02)

NOTE L – RETIREMENT PLAN

The Company has a retirement savings plan under Section 401(k) of the Internal Revenue Code. All full-time employees who have completed 12 months of service are eligible to participate. Employees are permitted to contribute up to the amounts prescribed by law. The Company may provide contributions to the plan consisting of a matching amount equal to a percentage of the employee's contribution, not to exceed four percent (4%). Employer contributions were $55,059 and $61,485 for the year's ended March 31, 2009 and 2008.